Filed Pursuant to Rule 424(b)(5)

Registration Nos. 333-184565 and

333-184565-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities To be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common Stock, par value $0.10 per share	12,266,666	$18.75	$230,000,000	$31,372

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus supplement

(To prospectus dated October 24, 2012)

10,666,666 shares

Navistar International Corporation

Common stock

We are offering 10,666,666 shares of our common stock, $0.10 par value per share.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “NAV”. The last reported sale price of our common stock on the NYSE on October 23, 2012 was $19.49 per share.

	Per share	Total

Public offering price	$18.75	$200,000,000

Underwriting discounts(1)	$0.75	$8,000,000

Proceeds before expenses, to us	$18.00	$192,000,000

(1)	See “Underwriting” for details on underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 1,600,000 additional shares of common stock from us.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-21 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about October 30, 2012.

J.P. Morgan	Goldman, Sachs & Co.

BofA Merrill Lynch	Credit Suisse

The date of this prospectus supplement is October 24, 2012.

Prospectus supplement

Prospectus

About This Prospectus	i
Where You Can Find More Information	1
Incorporation of Certain Information by Reference	1
Forward-Looking Statements	2
Our Company	3
Risk Factors	5
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	5
Description of Debt Securities and Guarantees	6
Description of Capital Stock	22
Description of Depositary Shares	28
Description of Warrants	31
Description of Purchase Contracts and Purchase Units	33
Description of Units	34
Description of Subscription Rights	35
Plan of Distribution	36
Legal Matters	38
Experts	38

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained

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in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of certain documents by reference.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus together with any free writing prospectus used in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which this information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

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Certain defined terms

Unless otherwise indicated or the context otherwise requires, as used in this prospectus supplement:

•	the “Company,” “us,” “we,” “our” and “Navistar” refer collectively to Navistar International Corporation and its consolidated subsidiaries and their respective predecessors;

•	“NIC” refers to Navistar International Corporation, exclusive of its consolidated subsidiaries;

•	“Navistar, Inc.” refers to NIC’s direct, wholly owned subsidiary through which it conducts most of its manufacturing operations;

•

“NFC” refers to Navistar Financial Corporation, a wholly owned subsidiary of Navistar, Inc., which, together with NIC’s Mexican financial services subsidiaries that provide financial services to its dealers and customers in Mexico, comprise substantially all of our financial services operations;

•	“mid-range diesel engines” refers to 160-325 horsepower diesel fuel-powered engines;

•	“North America” refers to the United States and Canada; and

•	“OEMs” refer to original equipment manufacturers.

Market and industry data

Market data and other statistical information used throughout this prospectus supplement and in the documents incorporated by reference into this prospectus supplement are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on good faith estimates by our management, which are derived from their review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Where you can find more information

Navistar is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (“SEC”). The reports and other information filed by it with the SEC in accordance with the Exchange Act may be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza,100 F Street, N.E., Washington, D.C. 20549. Copies of such material or parts thereof may also be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov. Information on the operations of the Public Reference Room maintained by the SEC may be obtained by calling the SEC at 1-800-SEC-0330.

This prospectus supplement and the accompanying prospectus, which forms a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any

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statements made in this prospectus supplement or the accompanying prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

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Summary

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes in the documents incorporated by reference in this prospectus supplement, including our Quarterly Report on Form 10-Q for the quarter ended July 31, 2012 (“Third Quarter 10-Q”) and our 2011 Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (“2011 Annual Report”). Our fiscal year ends on October 31. Our fiscal years are identified in this prospectus supplement according to the calendar year in which they end. For example, our fiscal year ended October 31, 2011 is referred to as “fiscal 2011.” All references to a particular year that is not preceded with the word “fiscal” refer to the calendar year.

Our business

Overview

We are a leading manufacturer of International ® brand commercial and military trucks, IC Bus™ (“IC”) brand buses, MaxxForce® brand diesel engines and recreational vehicles (“RVs”) under the Monaco® (“Monaco”) family of brands, as well as a provider of service parts for all makes of trucks and trailers. Additionally, we are a private-label designer and manufacturer of diesel engines for the pickup truck, van, and sport utility vehicle (“SUV”) markets. We also provide retail, wholesale, and lease financing of our trucks and parts.

For the nine months ended July 31, 2012 and fiscal 2011, our manufacturing operations had net sales of manufactured products to third parties of approximately $9,540 million and $13,758 million, respectively, manufacturing EBITDA (as defined below) of approximately $(400) million and $571 million, respectively, and net (loss) income attributable to Navistar International Corporation of approximately $(241) million and $1,723 million, respectively. See “Supplemental financial and operating data” and Note (5) thereto for a reconciliation of net income (loss) to EBITDA for these periods and “Selected consolidating financial data.”

We market our commercial products primarily through our extensive independent dealer network in North America, which offers a comprehensive range of services and other support functions to our end users. Our commercial trucks are distributed in virtually all key markets in North America as well as select markets outside of North America through our distribution and service network comprised, as of October 31, 2011, of 783 U.S. and Canadian dealer and retail outlets, 84 Mexican dealer locations, and 107 international dealer locations. Parts are delivered to our customers either through one of our eleven regional parts distribution centers in North America or through direct shipment from our suppliers for parts not generally stocked at our distribution centers. We provide certain financial services to our customers and dealers through NFC and our foreign finance operations.

We operate in four industry segments: Truck, Engine, Parts (collectively called “manufacturing operations”), and Financial Services, which consists of NFC and our foreign finance operations (collectively called “financial services operations”). Corporate contains those items that do not fit into our four segments.

Set forth below is certain information regarding our industry segments based on our results for the nine months ended July 31, 2012:

	Nine months ended July 31, 2012
Industry segment	Revenues(A) ($ in millions)	% Revenues, net	Chargeouts(B)

Truck	$6,830	71%	80,400
Engine	1,301	13	85,200	(C)
Parts	1,409	15	N/A

Total Manufacturing Operations	9,540	99	N/A
Financial Services	129	1	N/A

Total	$9,669	100%	N/A

(A)	Excludes intercompany revenues of $26 million, $1,292 million, $98 million, and $70 million for our Truck, Engine, Parts and Financial Services segments, respectively.

(B)	We define chargeouts as trucks or engines, as applicable, invoiced to customers, with units held in dealer inventory primarily representing the principal difference between retail deliveries and chargeouts with respect to trucks.

(C)	Excludes intercompany chargeouts of 65,600 units.

Truck Segment

The Truck segment manufactures and distributes a full line of Class 4 through 8 trucks and buses in the common carrier, private carrier, government, leasing, construction, energy/petroleum, military vehicle, and student and commercial transportation markets under the International and IC brands. This segment also produces RVs, including non-motorized towables, under the Monaco family of brands, and concrete mixers under the Continental Mixers brand. The Truck segment is our largest operating segment based on total external sales and revenues.

Set forth below is certain information regarding our truck products:

	Nine months ended July 31, 2012
Description	Chargeouts	Estimated market share(A)

“Traditional” Markets (U.S. and Canada)(B)
School Bus	7,200	48%
Class 6 and 7 Medium Trucks	17,200	33
Class 8 Heavy Trucks	21,500	16
Class 8 Severe Service Trucks(C)	10,500	30

Total “Traditional” Markets	56,400	23
Non “Traditional” Military(D)	1,100	N/A
“Expansion” Markets(E)	22,900	N/A

Total Worldwide Units(F)	80,400	N/A

Combined Class 8 Trucks	32,000	18
Combined Military(G)	1,900	N/A

(A)	Approximate retail delivery market share percentages for our “traditional” truck market are based on market-wide information as of July 31, 2012 from Wards Communications and R.L. Polk & Co.

(B)	We define our “traditional” markets as U.S. and Canada School bus and Class 6 through 8 medium and heavy trucks. We classify militarized commercial vehicles sold to the U.S. and Canadian militaries as Class 8 severe service trucks within our “traditional” markets.

(C)	Chargeouts include CAT-branded units sold to Caterpillar under our North America Supply Agreement.

(D)	Excludes U.S. and Canada militarized commercial units included in “traditional” markets Class 8 severe service trucks.

(E)	Expansion Markets” include all markets outside the U.S. and Canada, as well as truck, bus, and RV products that fall outside of our “traditional” categories as presented above, and include chargeouts of all of our truck products on an aggregate basis. Includes 4,800 units related to Blue Diamond Trucks (“BDT”).

(F)	Excludes 2,200 units related to RV towables.

(G)	Includes military units included within “traditional” markets Class 8 severe service, “expansion” markets, and all units reported as non “traditional” military.

Engine Segment

The Engine segment designs and manufactures diesel engines across the 50 through 550 horsepower range under the MaxxForce brand name for use primarily in our International branded Class 6 and 7 medium trucks, Class 8 heavy trucks, and military vehicles. The Engine segment also produces diesel engines for all IC and Monaco applications. In addition to providing high-tech diesel engines for Navistar captive applications, our engines are also sold to global OEMs for various on-and-off-road applications. Our engines are sold in all areas of the world for use in an assortment of applications utilizing the MaxxForce brand name. Also, we offer contract manufacturing services to OEMs for the assembly of their engines. The Engine segment is our second largest operating segment based on total external sales and revenues, and has manufacturing operations in the United States, Brazil and Argentina.

Parts Segment

The Parts segment supports our brands of International commercial and military trucks, IC buses, MaxxForce engines, as well as our other product lines, by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts. We distribute service parts in North America and the rest of the world through the dealer network that supports our Truck and Engine segments.

Financial Services Segment

The Financial Services segment provides and manages retail, wholesale, and lease financing of products sold by the Truck and Parts segments and their dealers within the U.S. and Mexico. Substantially all revenues earned by the Financial Services segment are derived from supporting the sales of our vehicles and products. We also finance wholesale and retail accounts receivable, of which substantially all revenues earned are received from the Truck and Parts segments. The Financial Services segment continues to meet the primary goal of providing and managing financing to our customers in U.S. and Mexico markets by arranging cost effective funding sources, while working to mitigate credit losses and impaired vehicle asset values. This segment provided wholesale financing for 90% and 96% of our new truck inventory sold by us to our dealers and distributors in the U.S. in fiscal 2011 and fiscal 2010, respectively.

Our business strategy

Our core business is the North American truck and bus market, where we participate primarily in the Class 6, 7 and 8 vehicle market segments. We believe that a fundamental factor in achieving success in these markets is the integration of engines into our trucks. Historically we had success in the bus and Class 6 and 7 truck segments due to the integration of our engines in these vehicles. In 2009, we expanded our engine offering to include a heavy duty big bore engine branded MaxxForce 11-L or 13-L which was offered in our Class 8 vehicles. We believe that an effective vertical integration of engines into trucks is the best method to create product differentiation and value as it distinguishes product performance and creates an expanded stream of revenue for service parts over the life cycle of the vehicle. We also recently expanded our truck product offering to include a Class 4 and 5 vehicle and believe this will be an important element of our growth going forward.

Emissions regulation is a key element of our industry. Historically, a fundamental driver of our strategy was to leverage Advanced Exhaust Gas Recirculation (“EGR”), which we believed to be an advantage in meeting these regulations, with a proprietary engine technology path that eliminated the need for additional after treatment components on our vehicles, which utilizes urea-based Selective Catalytic Reduction (“SCR”).

We failed to achieve Environmental Protection Agency (“EPA”) certification of this technology path to meet 2010 EPA emission standards for our heavy duty engines and as a result, in June 2012, we decided to change the direction of our engine emissions strategy. We are now aggressively pursuing the technology path followed by others in the industry by adding SCR components to our engines and our vehicles. We expect to introduce these products to market beginning in December 2012.

In addition to modifying our technology path to meet emissions regulations, we decided to discontinue investment in certain heavy duty engines and instead purchase these engines from a proven and established engine OEM supplier and discontinue product development on our MaxxForce 15-L Big-Bore engine. We expect to introduce trucks with these engines to the market beginning in December 2012. We believe the offering of a proven and market-accepted 15-L engine combined with our trucks will allow us to increase the number of customers who purchase our vehicles, which will enhance our share of the Class 8 market.

We continue to believe that with our new engine strategy, our products will demonstrate superior performance as measured by fuel economy and that we will be successful in recapturing market share.

We renewed our focus on our primary markets, which are North American Class 4-8 Trucks and Buses, and realigned the Company around a more functionally-oriented structure in order to reduce costs and overhead expense. We also implemented a new Return on Invested Capital (“ROIC”) methodology to determine where we will focus our investments as well as identify businesses that do not return their cost of capital.

Our primary focus in the near term is to execute the change in our engine strategy and to improve the quality of our products. We redeployed the majority of our resources to focus on this direction.

We are realigning our management structure around the functional expertise needed to execute our core North American strategy. We believe this realignment will result in better execution of our strategies and tactics, streamline the decision making process, create better alignment towards a common objective, and reduce our operating costs.

Additionally, we are using a ROIC decision framework to re-examine our individual businesses. This effort is ongoing, and will mostly likely lead to some divestures of businesses that are not contributing favorably to our goals.

Emission standards compliance update

We continue to be impacted by challenges related to our strategy for meeting 2010 Environmental Protection Agency (“EPA”) emission standards. The past months have included a number of significant events related to these efforts, including:

•	In July 2012, we announced our next generation clean engine solution to meet 2010 EPA emissions standards. The strategy combines EGR and SCR.

•

On October 22, 2012, we announced a definitive agreement with Cummins Inc. (“Cummins”) for Cummins Emission Solutions to supply its urea-based after-treatment system to us. This after-treatment system will be combined with our engines to meet 2010 EPA emissions standards and we expect it to help facilitate our satisfaction of future green house gas (“GHG”) standards such as those applicable to medium and heavy duty engines and vehicles being phased in for model years 2014 to 2017. In addition to our agreement with Cummins, we continue to refine plans and timelines to begin introducing the new product offering, taking into consideration a number of factors, including: current and projected balances of emission credits currently used to meet EPA emission standards; our ability to utilize non-conformance penalties (“NCPs”) to achieve compliance; projected sales volumes; and customer needs. We maintain our target of a phased-in product introduction plan commencing with the MaxxForce 13-L engine in April 2013, followed by the MaxxForce 11-L engines, and then medium engine offerings.

•

As part of our expanded relationship with Cummins, we expect to offer the Cummins ISX15 engine, which currently meets EPA emission standards, in certain models. We expect that the Cummins ISX15 engine will be offered as a part of our North American on-highway truck line-up beginning in December 2012.

We believe that our new engine strategy provides a path to meeting 2010 EPA emission standards, as well as GHG standards, and positions us for future success. This will help to address distractions and uncertainty around engine certification and continuation of heavy duty product offerings that had a detrimental impact on our performance, including a deterioration of market share. In the near term, we expect to be further impacted during the transition to our engine strategy. For example, we have incurred, and will continue to incur, significant research and development and tooling costs to design and produce our engine product lines to meet the EPA and California Air Resources Board (“CARB”) on-highway heavy-duty diesel (“HDD”) emission standards, including the required on-board diagnostics (“OBD”). These emission standards have resulted in and will continue to result in a significant increase in the cost of our products. In addition, the ongoing nature of our transition to a new engine strategy creates the potential for gaps in our product offerings that could further impact our results.

With the anticipated introduction of Cummins ISX15 offering, we decided to cease future production of our MaxxForce 15-L engines in fiscal 2013. These decisions, together with other actions, will result in expected charges of approximately $25 million to $30 million, net of tax, in the fourth quarter of fiscal 2012 and early fiscal 2013, which includes accelerated depreciation, inventory obsolescence, vendor minimum volume charges and potential asset impairments.

Factors impacting our fourth quarter fiscal 2012 results

We currently expect that operating results for our fourth quarter of fiscal 2012 will be impacted by a number of factors, including those summarized below:

Adjustments to pre-existing warranties

Our warranty costs have been higher in fiscal 2012 compared to prior years as a result of increased engine volumes due to the exclusive use of our MaxxForce Big-Bore engines in our “traditional” product offerings, as well as higher estimated warranty costs per unit. We recognized material charges for adjustments to pre-existing warranties of $123 million and $104 million in the first and second quarters of fiscal 2012, respectively. These adjustments related to the unanticipated increase in warranty spend for certain 2007 and 2010 emission standard engines. Component complexity associated with meeting the emission standards has contributed to higher repair costs than historically experienced. While we continue to improve the design and manufacturing of our engines to reduce the volume and severity of warranty claims, preliminary warranty data for the fourth quarter of fiscal 2012 has shown an increase over prior periods that could result in additional pre-tax charges for adjustments to pre-existing warranties of $60 million to $75 million.

Cost reduction actions and other strategic initiatives

In August 2012, we announced actions to control spending across the Company with targeted reductions of certain costs. In addition to the expected integration synergies resulting from ongoing efforts to consolidate our Truck and Engine engineering operations, as well as the relocation of our world headquarters to Lisle, Illinois, we are focusing on continued reductions in discretionary spending, including but not limited to reductions from efficiencies, and prioritizing or eliminating certain programs or projects. We offered the majority of our U.S.-based non-represented salaried employees the opportunity to apply for a voluntary separation program (“VSP”). Along with the employees who chose to participate in the VSP, we used attrition and an involuntary reduction in force to eliminate additional positions in order to meet our targeted reductions goal. In addition to these actions in the U.S., our Brazilian operations are utilizing an involuntary reduction in force to eliminate positions.

As a result of these actions and the separation and elimination of certain executive-level positions and consultants, we estimate that in the fourth quarter of fiscal 2012 and early fiscal 2013 we will incur restructuring and other charges of approximately $65 million to $75 million, net of tax. We will have recognized most of these charges by October 31, 2012. We expect the workforce reductions will be fully implemented by early 2013 and, as a result, we estimate approximately $175 million in annual cost savings beginning in fiscal 2013.

We continue to evaluate options to improve the efficiency and performance of our operations. Our focus is on improving our core North American Truck, Engine and Parts performance. We are evaluating opportunities to restructure our business and rationalize our manufacturing operations in an effort to optimize our cost structure, which could include, among other actions, additional rationalization of our manufacturing operations and/or divesting of non-core businesses. These actions could result in additional restructuring and other related charges during the fourth quarter of fiscal 2012 and fiscal 2013, including but not limited to, impairments, employee termination costs and charges for pension and other post retirement contractual benefits and pension curtailments, and these charges could be significant.

Income tax valuation allowances

We have a significant amount of deferred tax assets, the majority of which are not currently subject to a valuation allowance as of July 31, 2012. On a quarterly basis, we are required to evaluate the need to establish a valuation allowance for our deferred tax assets based on our assessment of whether it is more likely than not that current or deferred tax benefits will be realized through the generation of future taxable income. We give appropriate consideration to all available evidence, both positive and negative, in assessing the need for a valuation allowance. We continue to maintain a valuation allowance with respect to certain federal, state, and foreign deferred tax assets that we believe on a more-likely-than-not basis will not be realized based on forecasted results. Based on our current domestic performance, as well as the risks associated with our strategy for meeting 2010 EPA emission standards, we also believe that it is reasonably possible that a significant additional U.S. deferred tax assets valuation allowance may be required in the next 12 months. Future events that may contribute to the need to establish an additional U.S. deferred tax assets valuation allowance include, but are not limited to: (1) continued deterioration of our domestic performance, (2) significant engine warranty charges and (3) adverse developments with respect to our strategy for meeting 2010 EPA emission standards. Any establishment of a valuation allowance with respect to our U.S. deferred tax assets could have a material adverse effect on our net income (loss) during the period in which it is established.

During the second quarter of fiscal 2012, our evaluation resulted in the determination that a significant portion of our valuation allowance with respect to our Canadian deferred tax assets could be released. As a result of our analysis, we recognized an income tax benefit of $181 million from the release of valuation allowances. Similarly, during the third quarter of fiscal 2011, our evaluation resulted in the determination that a significant portion of our valuation allowance with respect to our U.S. deferred tax assets could be released. As a result, we recognized an income tax benefit of $1.5 billion and an adjustment to additional paid in capital of $45 million as a result of the release of a portion of the valuation allowance with respect to our U.S. deferred tax assets.

Other recent developments

New directors

In connection with settlement agreements we reached with two of our significant stockholders, Icahn Partners and its affiliates (the “Icahn Group”) and MHR Fund Management, LLC and its affiliates (the “MHR Group”), effective October 8, 2012, we appointed their respective designees, Mr. Vincent J. Intrieri and Dr. Mark H. Rachesky, to our board of directors. On October 15, 2012, we also appointed Mr. John C. Pope to our board of directors. These new directors replaced three of our incumbent directors, each of whom retired from our board of directors. The Icahn Group and the MHR Group have the right to appoint an additional mutually agreed upon director nominee to our board in replacement of an incumbent director. Under the settlement agreements, the Icahn Group and the MHR Group each agreed, among other things, that they will not run a proxy contest at our 2013 annual meeting of stockholders and will support the board’s director nominees.

New financing arrangements

In August 2012, Navistar, Inc. borrowed $1.0 billion under a new senior secured term loan credit facility (the “Term Loan Facility”) and used a portion of the proceeds therefrom to repay all of the outstanding indebtedness under its prior asset-based credit facility. The maturity date of the Term Loan Facility is July 16, 2014, unless prior to that date we redeem or otherwise extinguish no less than $470 million of our 3% senior subordinated convertible notes due 2014 (the “Convertible Notes”) in a manner permitted by the Term Loan Facility, in which case the Term Loan Facility will mature on August 17, 2017. The Term Loan Facility requires quarterly amortization payments of $2.5 million, with the balance due at maturity.

We also entered into an amended and restated asset-based credit facility (the “New ABL Facility”) that provides for borrowings up to an aggregate principal amount of $175 million. The maturity date of the New ABL Facility is July 16, 2014, unless prior to that date the maturity date of the Term Loan Facility is extended to, or the Term Loan Facility is replaced with, a new facility with a scheduled maturity date of August 17, 2017 or later, in which case the New ABL Facility will mature on May 18, 2017. As of September 30, 2012, we had no borrowings outstanding under this facility. See “Description of certain indebtedness—Manufacturing operations.”

As a result of these new financing arrangements, we estimate that, as of October 31, 2012, our manufacturing operations cash and cash equivalents will be in the upper-half of the previously disclosed range of $875 million to $1,025 million without giving effect to this offering.

SEC inquiry

On June 21, 2012, we received an informal inquiry from the Chicago Office of the Enforcement Division of the SEC seeking a number of categories of documents for the periods dating back to November 1, 2010, relating to various accounting and disclosure issues. We are cooperating with the SEC’s inquiry. On July 16, 2012, pursuant to a formal order of private investigation, we received a subpoena from the SEC requesting the same categories of documents sought via the informal inquiry. To date, we have produced certain documents and intend to continue our full cooperation with the SEC in this matter. At this time, we are unable to predict the outcome of this matter or provide meaningful quantification of how the final resolution of this matter may impact our future consolidated financial condition, results of operations or cash flows.

The offering

The following summary contains basic information about this offering. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more complete description of the shares of common stock, see “Description of capital stock” beginning on page s-39 of this prospectus supplement.

Issuer	Navistar International Corporation, a Delaware corporation.

Common stock offered	10,666,666 shares. We have also granted the underwriters a 30-day option to purchase up to 1,600,000 additional shares.

Common stock to be outstanding immediately following this offering	79,257,293 shares (or 80,857,293 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $191 million (or approximately $220 million if the underwriters exercise their option to purchase additional shares in full). We expect to use the net proceeds from the sale of the shares for general corporate purposes. See “Use of proceeds.”

Trading symbol for our common stock	Our common stock is listed on the New York Stock Exchange under the symbol “NAV.”

United States federal income tax considerations	For a discussion of certain United States federal income tax consequences of holding and disposing of shares of our common stock, see “Certain U.S. federal income tax considerations for non-U.S. holders.”

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk factors” as well as the other information included in or incorporated by reference into this prospectus supplement before deciding whether to invest in the shares.

Except as otherwise indicated, all information in this prospectus supplement:

•	presents common stock outstanding as of September 30, 2012;

•	assumes that the underwriters will not exercise their option to purchase up to 1,600,000 additional shares from the Company;

•	excludes 5,170,880 shares issuable upon the exercise of options outstanding as of July 31, 2012 with a weighted average exercise price of $39.37 per share; and

•	excludes an estimated 1,986,452 shares available for purchase under our 2004 Performance Incentive Plan as of July 31, 2012.

Risk factors

Investment in our common stock involves risks. You should carefully consider the information under “Risk factors” beginning on page S-21 and all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus before investing in our common stock.

Additional information

NIC was incorporated under the laws of the State of Delaware in 1993, and is the successor to the truck and engine business of International Harvester Company, which business began in 1907. Our principal executive offices are located at 2701 Navistar Drive, Lisle, Illinois 60532, and our telephone number is (331) 332-5000. Our Web site is www.navistar.com. Our Web site, and the information contained therein, are expressly not included in or as part of this prospectus supplement or the accompanying prospectus.

The marks “International®,” “MaxxForce®,” “Monaco®,” “ProStar®” and “LoneStar®” and our logo are registered United States trademarks of Navistar and the mark “IC Bus™” is a trademark of Navistar. All other trademarks and trade names appearing in this prospectus supplement and accompanying prospectus are the property of their respective owners.

Summary consolidated financial data

Navistar International Corporation and consolidated subsidiaries

The following summary consolidated financial data of Navistar for each of the three years ended October 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus supplement. The summary consolidated financial data for the nine months ended July 31, 2012 and 2011 was derived from our unaudited condensed consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus supplement, which in management’s opinion, reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. This information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for fiscal 2011 and our consolidated financial statements and notes thereto for fiscal 2011, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the third quarter of fiscal 2012 and our unaudited condensed consolidated financial statements and notes thereto for the nine months ended July 31, 2012 and 2011, each of which is incorporated by reference in this prospectus supplement.

	Nine months ended July 31,		Fiscal year ended October 31,
(in millions, except per share data)	2012	2011	2011	2010	2009

Income Statement Data:

Sales and revenues:
Sales of manufactured products, net	$9,540	$9,481	$13,758	$11,926	$11,300
Finance revenues(1)	129	154	200	219	269

Sales and revenues, net	9,669	9,635	13,958	12,145	11,569

Costs and expenses:
Costs of products sold	8,518	7,830	11,262	9,741	9,366
Restructuring charges (benefit)(2)	24	80	92	(15)	59
Impairment of property and equipment and intangible assets(3)	38	64	64	—	31
Selling, general and administrative expenses	1,068	1,006	1,434	1,406	1,344
Engineering and product development costs	408	407	532	464	433
Interest expense	182	187	247	253	251
Other expense (income), net	26	(39)	(64)	(44)	(228)

Total costs and expenses	10,264	9,535	13,567	11,805	11,256
Equity in income (loss) of non-consolidated affiliates(4)	(21)	(55)	(71)	(50)	46

Income (loss) from before income tax benefit (expense) and extraordinary gain	(616)	45	320	290	359
Income tax benefit (expense)	410	1,458	1,458	(23)	(37)

Income (loss) before extraordinary gain	(206)	1,503	1,778	267	322
Extraordinary gain, net of tax	—	—	—	—	23

Net income (loss)	(206)	1,503	1,778	267	345
Less: Net income attributable to non-controlling interests	35	35	55	44	25

Net income (loss) attributable to Navistar International Corporation	$(241)	$1,468	$1,723	$223	$320

	Nine months ended July 31,		Fiscal year ended October 31,
(in millions, except per share data)	2012	2011	2011	2010	2009

Earnings Per Share:

Basic Earnings Per Share:
Income (loss) attributable to Navistar International Corporation	$(3.49)	$20.13	$23.66	$3.11	$4.18
Extraordinary gain, net of tax	—	—	—	—	0.33

Net income (loss) attributable to Navistar International Corporation	$(3.49)	$20.13	$23.66	$3.11	$4.51

Diluted Earnings Per Share:
Income (loss) attributable to Navistar International Corporation	$(3.49)	$19.04	$22.64	$3.05	$4.14
Extraordinary gain, net of tax	—	—	—	—	0.32

Net income (loss) attributable to Navistar International Corporation	$(3.49)	$19.04	$22.64	$3.05	$4.46

Weighted Average Shares Outstanding:
Basic	69.1	73.0	72.8	71.7	71.0
Diluted	69.1	77.1	76.1	73.2	71.8

Adjusted Financial Data(5):
Adjusted net income (loss) attributable to Navistar International Corporation	$(215)	$122	$336	$206	$197
Adjusted diluted earnings (loss) per share attributable to Navistar International Corporation	(3.11)	1.58	4.42	2.81	2.74

(in millions)	July 31, 2012	October 31, 2011

Selected Balance Sheet Data:
Total assets	$11,143	$12,291
Long-term debt:
Manufacturing operations	$1,790	$1,881
Financial services operations	1,206	1,596

Total long-term debt	2,996	3,477
Notes payable and current maturities of long-term debt(6)	1,416	1,379

Total debt	$4,412	$4,856

Total stockholders’ equity (deficit)	$(363)	$23

(in millions, except ratio and selected operating data)	Nine months ended July 31,		Fiscal year ended October 31,
	2012	2011	2011	2010	2009

Selected Other Financial Data:
Capital expenditures(7)	$250	$291	$429	$234	$151
Depreciation and amortization(7)	209	217	290	265	288
Interest expense	182	187	247	253	251
Cash provided by (used in):
Operating activities	346	539	880	1,107	1,238
Investing activities	276	(370)	(823)	(434)	(212)
Financing activities	(607)	(317)	(100)	(1,300)	(764)

(in millions, except ratio and selected operating data)	Nine months ended July 31,		Fiscal year ended October 31,
	2012	2011	2011	2010	2009

Selected Operating Data:
Number of worldwide employees (at end of period)	N/A	N/A	20,800	18,700	17,900
Manufacturing gross margin(8)	11%	17%	18%	18%	17%
Navistar “traditional” retail truck deliveries(9)	56,900	49,600	73,000	65,400	65,000
Navistar “traditional” market share(10)	23%	27%	28%	34%	36%
Truck segment:
“Traditional” markets net orders(11)	52,300	60,700	79,300	59,000	68,400
“Traditional” markets backlog (at end of period)(12)	16,200	24,300	20,000	15,600	23,200
Chargeouts(13):
“Traditional” markets	56,400	51,800	75,300	66,500	63,100
Non “traditional” military	1,100	700	1,400	1,400	1,600
“Expansion” markets(14)	22,900	21,500	31,700	19,100	11,100

Total worldwide units	80,400	74,000	108,400	87,000	75,800

Engine segment shipments:
OEM sales—South America	78,000	102,500	138,600	132,800	99,200
Ford sales—U.S. and Canada	—	—	—	24,900	101,500
Intercompany sales	65,600	63,100	88,800	68,500	57,300
Other OEM sales	7,200	12,600	16,200	14,200	11,300

Total	150,800	178,200	243,600	240,400	269,300

(1)	Includes revenues of NFC as well as NIC’s other financial services subsidiaries.

(2)	We have undertaken a number of restructuring initiatives over the last several years. In the first quarter of fiscal 2009, we reached an agreement with Ford Motor Company (“Ford”) to restructure our ongoing business relationship and settle all existing litigation between us and Ford (the “Ford Settlement”). With the changes in Ford’s strategy, we announced our intention to close the Indianapolis Engine Plant (“IEP”) and Indianapolis Casting Corporation foundry (“ICC”). In the first quarter of 2011, we committed to a plan for the consolidation of the truck and engine engineering operations as well as the relocation of our world headquarters (collectively “engineering integration”). In the third quarter of 2011, we committed to plans for the restructuring of certain North American manufacturing operations. These plans included the planned closure of our Chatham, Ontario heavy truck plant and a restructuring plan of our Workhorse Custom Chassis (“WCC”) and Monaco recreational vehicles operations (collectively “Custom Products”), including the closure of the Union City, Indiana chassis facility and the wind-down and transfer of certain operations at the recreational vehicle motor coach plant in Coburg, Oregon (collectively “restructuring of our North American manufacturing operations”). In the second quarter of 2012, we decided to discontinue accepting orders for our WCC business and take certain actions to idle the business.

Set forth below is a summary of the restructuring charges we recorded for each of the periods presented:

•	In the nine months ended July 31, 2012, restructuring charges were primarily related to a lease vacancy charge related to the relocation of our world headquarters;

•	In the nine months ended July 31, 2011, restructuring charges primarily related to our engineering integration and the relocation of our world headquarters;

•	For fiscal 2011, restructuring charges primarily related to the restructuring of our North American manufacturing operations and our engineering integration;

•

In fiscal 2010, the $15 million benefit related to restructuring activity and primarily consisted of a $16 million benefit due to the favorable settlement of a portion of contractual obligations related to the IEP and ICC restructuring, and a $10 million benefit due to reversal of remaining restructuring accrual for ICC as a result of our decision to continue operations at ICC, which benefits were partially offset by $9 million of restructuring charges for personnel costs for employee termination related benefits resulting from the ratification of by the United Automobile, Aerospace and

Agricultural Implement Workers of America (“UAW”) represented employees ratification of a new four-year labor agreement that replaced the prior contract that expired October 1, 2010; and

•	In fiscal 2009, we recognized $59 million of restructuring charges related to the Ford Settlement.

(3)	In the nine months ended July 31, 2012, as a result of the decision in the second quarter of 2012 to idle the WCC business we recognized $38 million of charges for the impairment of certain intangible assets. Of these impairment charges, the Truck and Parts segments recognized $28 million and $10 million, respectively. In fiscal 2011, we recognized $64 million of impairment charges related to certain intangible assets and property plant and equipment primarily related to our WCC Chassis plant in Union City, Indiana and Chatham, Ontario heavy truck plant facility. In fiscal 2009, the Truck segment recognized $26 million and $5 million of charges for impairments of property and equipment related to asset groups at our Chatham and Conway facilities, respectively.

(4)	Collectively represents our partially-owned affiliates of which our ownership percentages in the 12 other affiliates range from 10% to 50%. We do not control these affiliates, but have the ability to exercise significant influence over their operating and financial policies.

(5)	The financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per share attributable to Navistar International Corporation are not calculated in accordance with, or an alternative to measures that are calculated in accordance with, U.S. GAAP. The non-GAAP financial information presented should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP. We believe that adjusted net income (loss) and diluted earnings (loss) per share attributable to Navistar International Corporation, which exclude the impact of certain items that are not considered to be part of our ongoing business, improve the comparability of year to year results, and are more representative of our underlying performance. We have chosen to provide this supplemental information to illustrate the results of operations giving effect to the non-GAAP adjustments shown in these reconciliations, and to provide an additional measure of our performance. Certain non-GAAP adjustments and the related tax effect of those adjustments have been modified from prior presentations to reflect management’s view of our underlying performance.

	Nine months ended July 31,		Fiscal year ended October 31,
(in millions, except per share data)	2012	2011	2011	2010	2009

Net income attributable to Navistar International Corporation	$(241)	$1,468	$1,723	$223	$320

Plus:
Engineering integration costs, net of tax(a)	34	28	40	—	—
Restructuring of North American manufacturing operations, net of tax(b)	23	99	98	—	—
Adjustments to pre-existing warranties, net of tax(c)	138	—	—	—	—
Charges for non-conformance penalties, net of tax(d)	12	—	—	—	—
Impact of Medicare Part D legal ruling, net of tax(e)	—	—	9	—	—
Other restructuring charges (benefit), net of tax(f)	—	3	3	(17)	58
Chatham and Conway impairments, net of tax(g)	—	—	—	—	31
Inventory valuation/low volume adjustments, net of tax(h)	—	—	—	—	103

Less:
Non-recurring gains, net of tax(i)	—	—	—	—	315
Net impact of income tax valuation allowance release(j)	181	1,476	1,537	—	—

Adjusted net income (loss) attributable to Navistar International Corporation	$(215)	$122	$336	$206	$197

Diluted earnings (loss) per share attributable to Navistar International Corporation	$(3.49)	$19.04	$22.64	$3.05	$4.46
Effect of adjustments on diluted earnings (loss) per share attributable to Navistar International Corporation	0.38	(17.46)	(18.22)	(0.24)	(1.72)

Adjusted diluted earnings (loss) per share attributable to Navistar International Corporation	$(3.11)	$1.58	$4.42	$2.81	$2.74

Diluted weighted shares outstanding	69.1	77.1	76.1	73.2	71.8

(a)

Engineering integration costs are restructuring and other related charges related to the consolidation of our truck and engine engineering operations, as well as the relocation of our world headquarters. For the nine months ended July 31, 2012, the charges included restructuring charges of $23 million and other related costs of $34 million, and the associated tax impact was an income tax benefit of $23 million. For the nine months ended July 31, 2011, the charges included restructuring charges of $23 million and other related costs of $17 million, and the associated tax impact was an income tax benefit of

$12 million. For fiscal 2011, the charges included restructuring charges of $29 million and other related costs of $35 million, and the associated tax impact was an income tax benefit of $24 million. The charges recognized by our manufacturing operations have primarily been recognized by our Truck segment.

(b)	Restructuring of North American manufacturing operations are impairment charges, restructuring charges, and other related charges that are primarily related to our ongoing restructuring plans related to our plans to close our Chatham, Ontario heavy truck plant and WCC chassis plant in Union City, Indiana, and to significantly scale back operations at our Monaco recreational vehicle headquarters and motor coach manufacturing plant in Coburg, Oregon. In the second quarter of fiscal 2012, the Company incurred charges of $38 million for the impairment of certain intangible assets. For the nine months ended July 31, 2012, the associated tax impact was an income tax benefit of $15 million. Our Truck and Parts segments recognized charges of $28 million and $10 million, respectively. For the nine months ended July 31, 2011, the charges, which primarily impacted the Truck segment, included restructuring charges of $53 million and impairment charges of $64 million related to certain intangible assets and property and equipment, and the associated tax impact was an income tax benefit of $18 million. For fiscal 2011, the charges, which primarily impacted the Truck segment, included restructuring charges of $58 million and impairment charges of $64 million related to certain intangible assets and property and equipment, and the associated tax impact was an income tax benefit of $24 million.

(c)	During the first and second quarters of fiscal 2012, the Company incurred charges of $123 million and $104 million, respectively, for adjustments to pre-existing warranties. For the nine months ended July 31, 2012, the associated tax impact was an income tax benefit of $89 million.

(d)	For the nine months ended July 31, 2012, the Company recorded charges of $20 million for NCPs for certain 13-L engine sales that did not comply with emission standards recognized in the Engine segment. The associated tax impact was an income tax benefit of $8 million.

(e)	In the fourth quarter of fiscal 2011, we had an unfavorable ruling related to a 2010 administrative change that we made to the prescription drug program under our OPEB plan affecting plan participants who are Medicare eligible. As a result, we recognized approximately $15 million of expense for postretirement benefits, and the associated tax impact was an income tax benefit of $6 million.

(f)	Other restructuring charges are charges not related to our engineering integration and relocation of our world headquarters or the restructuring of our North American manufacturing operations (both of which are discussed above):

•

For the nine months ended July 31, 2011 and fiscal 2011, the other restructuring charges primarily related to charges of $5 million incurred at Springfield, and the associated income tax benefit of $2 million;

•

For fiscal 2010, other restructuring charges represented a benefit and primarily included $16 million due to the favorable settlement of a portion of contractual obligations related to the IEP and ICC restructuring, and a $10 million benefit due to reversal of remaining restructuring accrual for ICC as a result of our decision to continue operations at ICC, which benefits were partially offset by $9 million of restructuring charges for personnel costs for employee termination related benefits resulting from the ratification of by the UAW represented employees ratification of a new four-year labor agreement that replaced the prior contract that expired October 1, 2010; and

•	For fiscal 2009, we recognized $59 million of restructuring charges related to the Ford Settlement, and an associated income tax benefit of $1 million.

(g)	In fiscal 2009, the Truck segment recognized $26 million and $5 million of charges for impairments of property and equipment related to asset groups at our Chatham and Conway facilities, respectively.

(h)	Related to the Ford Settlement, our Engine segment recognized a total of $81 million of inventory valuation and low volume adjustments in Cost of products sold and a total of $24 million of inventory valuation and low volume adjustments in Other expense (income), net, for the nine months ended July 31, 2009. The associated tax impact was an income tax benefit of $2 million.

(i)	We realized a number of non-recurring gains in fiscal 2009 as outlined below:

•

We completed the purchase of certain assets of the recreational vehicle business of Monaco Coach Corporation in the third quarter of fiscal 2009. We recognized an extraordinary gain of $23 million due to the fair market value of the assets acquired in the Monaco acquisition exceeding the purchase price.

•	We recognized a gain of $23 million in Other income (expense), net in connection with the increased equity interest in the BDP joint venture.

•	We reversed a previously recorded warranty liability of $75 million, which was recorded as a reduction of Costs of products sold, in connection with the Ford Settlement.

•	We recorded a gain of $200 million in Other expense (income), net related to the cash settlement payment we received from Ford in connection with the Ford Settlement.

•	The associated tax impact of the above adjustments was an income tax expense of $6 million.

(j)	In the nine months ended July 31, 2012, we recognized an income tax benefit of $181 million from the release of a significant portion of our income tax valuation allowance on our Canadian deferred tax assets. In the nine months ended July 31, 2011 and fiscal 2011, we recognized an income tax benefit of $1.476 billion and $1.537 billion, respectively, from the release of a significant portion of our income tax valuation allowance on our domestic deferred tax assets.

(6)	Current maturities of long-term debt as of July 31, 2012 were comprised of $356 million of indebtedness of our manufacturing operations and $1,060 million of indebtedness of our financial services operations.

(7)	Exclusive of equipment that we have leased to others.

(8)	Manufacturing gross margin is calculated by subtracting Costs of products sold from Sales of manufactured products, net and dividing that amount by Sales of manufactured products, net.

(9)	We define our “traditional” markets to include U.S. and Canada School bus and Class 6 through 8 medium and heavy truck, including militarized commercial vehicles sold to the U.S. and Canadian militaries.

(10)	We calculated our approximate retail delivery market share percentages, for our “traditional” truck market, based on market-wide information from Wards Communications and R.L. Polk & Co.

(11)	We define orders as written commitments received from customers and dealers during the year to purchase trucks. Net orders represent new orders received during the year less cancellations of orders made during the same year. Orders do not represent guarantees of purchases by customers or dealers and are subject to cancellation. Orders may be either sold orders, which will be built for specific customers, or stock orders, which will generally be built for dealer inventory for eventual sale to customers. These orders may be placed at our assembly plants in the U.S. and Mexico for destinations anywhere in the world and include trucks, buses, and military vehicles. Historically, we have had an increase in net orders for stock inventory from our dealers at the end of the year due to a combination of demand, and from time to time we offer incentives to the dealers. Increases in stock orders typically translate to higher chargeouts for our Truck segment and increased dealer inventory.

(12)	We define order backlogs (“backlogs”) as orders yet to be built as of the end of the period. Our backlogs do not represent guarantees of purchases by customers or dealers and are subject to cancellation. Although the backlog of unbuilt orders is one of many indicators of market demand, other factors such as changes in production rates, internal and supplier available capacity, new product introductions, and competitive pricing actions may affect point-in-time comparisons. Order backlogs exclude units in inventory awaiting additional modifications or delivery to the end customer.

(13)	We define chargeouts as trucks that have been invoiced to customers. The units held in dealer inventory represent the principal difference between retail deliveries and chargeouts.

(14)	Includes 4,800 units during both the nine months ended July 31, 2012 and 2011 and 6,700 units, 3,800 units, and 1,100 units for 2011, 2010, and 2009, respectively, related to BDT.

Supplemental financial and operating data

Navistar International Corporation (with financial services operations on an after-tax equity basis)

The following tables set forth certain supplemental financial and operating data of our manufacturing operations with our financial services operations set forth on an after-tax equity basis of accounting. Our manufacturing operations, for this purpose, include our Truck, Engine and Parts segments and Corporate items, which includes certain eliminations. We have included this supplemental financial and operating data to assist prospective investors in evaluating an investment in the common stock being offered in this offering. This information does not represent our financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) and should not be considered in isolation or as a substitute for our financial data that has been prepared in accordance with GAAP that has been included or incorporated by reference in the prospectus supplement. We have reconciled these non-GAAP financial measures to our GAAP condensed consolidated financial statements by adding the results of our financial services operations, making the necessary adjustments to eliminate certain intercompany transactions between our manufacturing operations and financial services operations and adjusting for certain reclassifications. These reconciliations are included elsewhere in this prospectus supplement under the heading “Selected Consolidating Financial Data.” Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations.

The information set forth below should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for fiscal 2011 and our consolidated financial statements and the notes thereto for fiscal 2011, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for the third quarter of fiscal and our condensed consolidated financial statements and notes thereto for the nine months ended July 31, 2012 and 2011, each of which is incorporated by reference in this prospectus supplement.

	(Unaudited)
	Nine months ended July 31,		Fiscal year ended October 31,
(in millions)	2012	2011	2011	2010	2009

Manufacturing Operations

Selected Condensed Statement of Income Data:
Sales of manufactured products	$9,540	$9,481	$13,758	$11,926	$11,300
Costs of products sold	8,518	7,830	11,262	9,741	9,366
Restructuring charges (benefit)(1)	24	79	91	(19)	59
Impairment of property and equipment and intangible assets(2)	38	64	64	—	31
Selling, general and administrative expenses	1,009	951	1,360	1,293	1,218
Engineering and product development costs	408	407	532	464	433
Interest expense	119	112	148	154	99
Other expense (income), net	94	40	38	48	(179)

Total costs and expenses	10,210	9,483	13,495	11,681	11,027
Equity in income of non-consolidated affiliates(3)	(21)	(55)	(71)	(50)	46

	(Unaudited)
	Nine months ended July 31,		Fiscal year ended October 31,
(in millions)	2012	2011	2011	2010	2009

Income (loss) before income taxes, extraordinary gain and equity income from financial services operations	(691)	(57)	192	195	319
Equity income from financial services operations	48	67	80	64	25

Income (loss) before income taxes and extraordinary gain	(643)	10	272	259	344
Income tax benefit (expense)	437	1,493	1,506	8	(22)

Income (loss) before extraordinary gain	(206)	1,503	1,778	267	322
Extraordinary gain, net of tax	—	—	—	—	23

Net income (loss)	(206)	1,503	1,778	267	345
Less: Income attributable to non-controlling interests	35	35	55	44	25

Net income (loss) attributable to Navistar International Corporation	$(241)	$1,468	$1,723	$223	$320

	At July 31, 2012
(in millions)	Actual	As Adjusted(4)

Manufacturing Operations

Selected Condensed Balance Sheet Data:
Cash and cash equivalents	$488	$1,402
Property and equipment, net	1,483	1,483
Total assets (excludes investments in advances to financial services operations)	8,857	9,771
Postretirement benefits liabilities	3,119	3,119
Total debt	2,146	2,908

	Nine months ended July 31,		Fiscal year ended October 31,
(in millions)	2012	2011	2011	2010	2009

Manufacturing Operations

Other Financial Data:
EBITDA(5)	$(400)	$234	$571	$566	$700
Adjusted EBITDA(5)	(58)	396	767	549	574
Capital expenditures(6)	248	290	427	232	148
Depreciation and amortization(6)	207	214	286	261	284
Cash provided by (used in):
Operating activities	(292)	236	680	409	534
Investing activities	278	(359)	(617)	(916)	(282)
Financing activities	23	(5)	(106)	(110)	36

(1)	See note (2) under “Summary Consolidated Financial Data.”

(2)	See note (3) under “Summary Consolidated Financial Data.”

(3)	See note (4) under “Summary Consolidated Financial Data.”

(4)	The as adjusted balance sheet data as of July 31, 2012 gives effect to: (i) our new Term Loan Facility and the repayment of our indebtedness under our prior asset-based credit facility; (ii) our New ABL Facility; (iii) the issuance and sale by us of 10,666,666 shares of common stock at the public offering price of $18.75 per share; and our receipt of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the application of the net proceeds as set forth under “Use of proceeds”, as if these transactions were completed on July 31, 2012. See “Use of proceeds” and “Capitalization.”

(5)	EBITDA for our manufacturing operations is defined as consolidated net income (loss) attributable to Navistar International Corporation minus the net income (loss) from our financial services operations plus interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA for our manufacturing operations is defined as our EBITDA for our manufacturing operations plus those adjustments described below in notes (e) through (l). EBITDA and Adjusted EBITDA are measures commonly used and are presented to aid in developing an understanding of the ability of our operations to generate cash for debt service and taxes, as well as cash for investments in working capital, capital expenditures and other liquidity needs. This information is presented as a supplement to the other data provided because it provides information which we believe is useful to investors for additional analysis. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other consolidated operations or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity as determined in accordance with generally accepted accounting principles. Further, EBITDA and Adjusted EBITDA, as we calculate them, may not be comparable to calculations of similarly-titled measures by other companies. The following table provides a reconciliation of net income (loss) attributable to Navistar International Corporation to EBITDA and Adjusted EBITDA.

	Nine months ended July 31,		Fiscal year ended October 31,
(in millions)	2012	2011	2011	2010	2009

Manufacturing Operations
Net income (loss) attributable to Navistar International Corporation	$(241)	$1,468	$1,723	$223	$320
Less: Financial services operations net income	48	67	80	64	25

Manufacturing operations net income (loss)(a)	(289)	1,401	1,643	159	295
Interest expense(b)	119	112	148	154	99
Income tax expense (benefit)(c)	(437)	(1,493)	(1,506)	(8)	22
Depreciation and amortization(d)	207	214	286	261	284

EBITDA	$(400)	$234	$571	$566	$700
Engineering integration costs(e)	57	40	64	—	—
Restructuring of North America manufacturing operations(f)	38	117	127	—	—
Adjustments to pre-existing warranties(g)	227	—	—	—	—
Charges for non-conformance penalties(h)	20	—	—	—	—
Other restructuring charges (benefit)(i)	—	5	5	(17)	59
Chatham and Conway impairments(j)	—	—	—	—	31
Inventory valuation / low volume adjustments(k)	—	—	—	—	105
Non-recurring gains(l)	—	—	—	—	(321)

Adjusted EBITDA	$(58)	$396	$767	$549	$574

(a)	Exclusive of impact of financial services operations on an after-tax basis.

(b)	Inclusive of amortization of debt issuance costs and discount.

(c)	Exclusive of income tax expense attributable to our financial services operations of $27 million and $35 million for the nine months ended July 31, 2012 and 2011, respectively, and $48 million, $31 million, and $15 million for fiscal years ended October 31, 2011, 2010, and 2009, respectively.

(d)	Exclusive of depreciation of equipment that we have leased to others.

(e)	Engineering integration costs are restructuring and other related charges related to the consolidation of our truck and engine engineering operations, as well as the relocation of our world headquarters. The charges recognized by our manufacturing operations have primarily been recognized by our Truck segment

(f)	Restructuring of North American manufacturing operations are impairment charges, restructuring charges, and other related charges that are primarily related to our ongoing restructuring plans related to our plans to close our Chatham, Ontario heavy truck plant and WCC chassis plant in Union City, Indiana, and to significantly scale back operations at our Monaco recreational vehicle headquarters and motor coach manufacturing plant in Coburg, Oregon.

(g)	Adjustments to pre-existing warranties reflect changes in our estimate of warranty costs for products sold in prior periods.

(h)	For the nine months ended July 31, 2012, we recorded charges totaling $20 million for NCPs for certain 13L engine sales that did not comply with emission standards.

(i)	Other restructuring charges are charges not related to the integration of our engineering and relocation of our world headquarters or the restructuring of our North American manufacturing operations (both of which are discussed above). The charges consisted of the following:

•	For the nine months ended July 31, 2011 and fiscal 2011, other restructuring charges primarily related to charges incurred at Springfield;

•

For fiscal 2010, other restructuring charges represented a benefit and primarily included $16 million due to the favorable settlement of a portion of contractual obligations related to the IEP and ICC restructuring, and a $10 million benefit due to reversal of remaining restructuring accrual for ICC as a result of our decision to continue operations at ICC, which benefits were partially offset by $9 million of restructuring charges for personnel costs for employee termination related benefits resulting from the ratification of by the UAW represented employees ratification of a new four-year labor agreement that replaced the prior contract that expired October 1, 2010; and

•	For fiscal 2009, we recognized $59 million of restructuring charges related to the Ford Settlement.

(j)	In fiscal 2009, the Truck segment recognized $26 million and $5 million of charges for impairments of property and equipment related to asset groups at our Chatham and Conway facilities, respectively.

(k)	Related to the Ford Settlement, our Engine segment recognized a total of $81 million of inventory valuation and low volume adjustments in Cost of products sold and a total of $24 million of inventory valuation and low volume adjustments in Other expense (income), net, for the nine months ended July 31, 2009.

(l)	We realized a number of non-recurring gains in fiscal 2009 as outlined below:

•

We completed the purchase of certain assets of the recreational vehicle business of Monaco Coach Corporation in the third quarter of fiscal 2009. We recognized an extraordinary gain of $23 million due to the fair market value of the assets acquired in the Monaco acquisition exceeding the purchase price.

•	We recognized a gain of $23 million in Other expense (income), net in connection with the increased equity interest in the BDP joint venture.

•	We reversed a previously recorded warranty liability of $75 million, which was recorded as a reduction of Costs of products sold, in connection with the Ford Settlement.

•	We recorded a gain of $200 million in Other expense (income), net related to the cash settlement payment we received from Ford in connection with the Ford Settlement.

(6)	Exclusive of equipment that we have leased to others.

Risk factors

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-looking statements.”

Risks relating to Navistar and its markets

Our solutions for meeting U.S. federal and state emissions requirements may not be successful or may be more costly than planned.

Truck and engine manufacturers continue to face significant governmental regulation of their products, especially in the areas of environment and safety. We have incurred, and will continue to incur, significant research, development, and tooling costs to design and produce our engine product lines to meet the EPA and CARB on-highway HDD emission standards that have reduced the allowable levels of nitrogen oxide (“NOx”) to the current limit of 0.20g NOx and include the required OBD. The regulations requiring OBD began the initial phase-in during 2010 for truck engines and are a part of our product plans. These changes in emission standards have resulted in and will continue to result in potential uncertainties in our ability and/or a significant increase in the cost of our products to meet these emission standards.

In 2011 and 2010, certain of our HDD engine families met EPA and CARB certification requirements by using emission credits we earned by producing low-NOx engines earlier than was required by the EPA. We also began using NCPs for trucks using certain of our HDD engines in 2012. As described in more detail below, the need to use NCPs, any inability to continue to utilize NCPs, and the rate at which we use our emission credits could materially and adversely affect our business, financial condition, results of operations, liquidity and capital resources, or cash flows.

In January 2012, the EPA promulgated the Interim Final Rule establishing NCPs for HDD engines. In June 2012, the D.C. Circuit Court ruled that the EPA did not follow the required rulemaking processes and issued an order vacating the Interim Final Rule. The Company, as an intervenor in that action, asked for a rehearing and in August 2012, the D.C. Circuit Court denied that request. The Court’s ruling became final on August 24, 2012. Following that decision, some of our competitors filed a lawsuit asking the D.C. Circuit Court to invalidate the emission certificates issued to us under the Interim Final Rule. The D.C. Circuit Court has not yet ruled on this matter and we cannot assure you that the court will rule in our favor.

Also in January 2012, the EPA published a Notice of Proposed Rulemaking for a final NCP rule (the “Final Rule”), which would make NCPs available in model years 2012 and later for emissions of NOx above the 0.20g limit. On August 30, 2012, the EPA approved the Final Rule and it became effective upon publication in the Federal Register on September 5, 2012. Under the Final Rule, the maximum NCP per engine is $3,775, and is subject to an upward annual adjustment. It is possible that the Final Rule will be challenged by our competitors, and we cannot provide assurances that the Final Rule will be upheld in the event of such a challenge.

Currently, CARB, and the corresponding agencies of nine other states that have adopted California’s emission standards, do not make available engine certification using NCPs. Therefore, we continue to sell engines and trucks in these ten states (the “10 CARB States”) using the NOx emission credits previously described. Under current conditions and at the current pace of HDD engine production, however, our emission credits for heavy HDD engines will be consumed sometime in 2013. Unless CARB (and the corresponding agencies of the nine other states) begin allowing NCPs for engine sales, we will not be able to sell trucks with our HDD engines in the 10 CARB States after our credits are consumed until CARB certifies our HDD engines to the 0.20g NOx standard.

We submitted to the EPA and to CARB applications for a 0.20g NOx engine certificate for one 13-L engine family during the first half of 2012, but after discussions with both agencies, we withdrew both applications in July 2012. We announced in July 2012 that we are changing our engine emission strategy from an EGR-only strategy to a strategy incorporating both EGR and SCR after-treatment systems. We plan to apply this engine strategy to our medium and heavy duty engines. On October 22, 2012, we announced a definitive agreement with Cummins under which Cummins Emission Solutions will supply its SCR after-treatment system. As a part of our expanded relationship with Cummins, we plan to offer the Cummins ISX 15 liter engine (the “Cummins 15L”).

Our business, financial condition, results of operations, liquidity and capital resources or cash flows could be materially and adversely affected based on numerous factors relating to our HDD engine strategy, as well as our shorter-term plans for continued use of engines using EGR pending the full implementation of the HDD engine strategy. Some of those factors include, but are not necessarily limited to, the incurrence of additional costs associated with this change. Further, we cannot assure you that we will successfully implement this strategy within the anticipated timelines.

We currently anticipate commencing the phasing in of the Cummins 15L engine in December 2012, the new EGR and SCR engines beginning with the highest volume 13L engines in April 2013 and our lower volume 13L engines later in 2013 in stages. We may experience product gaps in our offerings in the 10 CARB States for certain of these engines prior to full introduction of our EGR and SCR engines. The duration of the gaps will be dependent on a number of factors including but not limited to our ability to execute as planned, the availability of emissions credits, and our ability to comply with the testing protocols required to utilize NCPs under the Final Rule.

As a condition to NCP certification, the EPA requires us to submit the engines to certain testing protocols to establish that the engines to be certified are no greater than 0.50g NOx, the content of which we are currently discussing with the EPA. Should our engines fail to meet the standard under the testing protocols, unless and until remediated, this result could have material adverse consequences.

In addition, the OBD implementation may cause delays in shipments of certain mid-range engine families in the month of January 2013 until they are resolved.

Any of the above risks that could result in product gaps or that relate to the implementation and availability of the Final Rule could materially and adversely affect our business, financial condition, results of operations, liquidity and cash flows. Although the foregoing describes those scenarios which we can reasonably anticipate, we can offer no assurances that other outcomes will not occur or that the effects of the scenarios described above will not be more severe than we currently anticipate.

Increased warranty costs may negatively impact our near term operating results.

Our warranty costs have been higher in fiscal 2012 compared to prior years as a result of increased engine volumes due to the exclusive use of our MaxxForce Big-Bore engine, as well as higher estimated warranty costs per unit. We recognized material charges for adjustments to pre-existing warranties of $123 million and $104 million in the first and second quarters of fiscal 2012, respectively. These adjustments related to the unanticipated increase in warranty spend for certain 2007 and 2010 emission standard engines. Component complexity associated with meeting the emission standards has contributed to higher repair costs than historically experienced. While we continue to improve the design and manufacturing of our engines to reduce the volume and severity of warranty claims, preliminary warranty data for the fourth quarter of fiscal 2012 has shown an increase over prior periods that could result in additional pre-tax charges for adjustments to pre-existing warranties totaling $60 million to $75 million. These charges may have an adverse effect on our financial condition, results of operations and cash flows.

We could incur restructuring and impairment charges as we continue to evaluate opportunities to restructure our business and rationalize our manufacturing operations in an effort to optimize the cost structure.

We continue to evaluate opportunities to restructure our business and rationalize our manufacturing operations in an effort to optimize the cost structure which could include, among other actions, additional rationalization of our manufacturing operations. These actions could result in restructuring and related charges, including but not limited to asset impairments, employee termination costs and charges for pension and other post retirement contractual benefits, including potential additional pension funding obligations, and pension curtailments that could be significant, which could adversely affect our financial condition and results of operations. For example, in the fourth quarter of fiscal 2012, we estimate that, among other charges, we will incur restructuring charges related to workforce reduction actions. See “Summary—Factors impacting our fourth quarter fiscal 2012 results.”

We have substantial amounts of long-lived assets, including goodwill and intangible assets, which are subject to periodic impairment analysis and review. Identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating results, competition and general economic conditions, requires significant judgment. A result of any of the above future actions could result in charges that could have an adverse effect on our financial condition and results of operations.

Our business has significant liquidity requirements, and our recent operating results have had an adverse impact on our liquidity position.

Our business has significant liquidity requirements, and our recent operating results have had an adverse impact on our liquidity position. To improve our liquidity position, we recently borrowed $1.0 billion under our new Term Loan Facility and, as of July 31, 2012 on a pro forma basis giving effect to that borrowing and this offering, our manufacturing operations would have had cash and cash equivalents of $1,402 million. We believe that our cash on-hand after this offering, together with funds generated by our operations and potential borrowings under our New ABL Facility, will provide us with sufficient liquidity and capital resources to meet our working capital, capital expenditures and other operating needs for the foreseeable future. Significant assumptions underlie this belief, however, including, among other things, assumptions relating to North American truck volumes for 2013 and the successful implementation of our revised engine strategy, and that there will be no material adverse developments in our competitive market position, business, liquidity or capital requirements. As a result, we cannot assure you that we will continue to have sufficient liquidity to meet our operating needs. In the event that we do not have sufficient liquidity, we may be required to seek additional capital, reduce or cut back our operating activities or otherwise alter our business strategy.

Our substantial indebtedness could adversely affect our financial condition, our cash flow and our operating flexibility.

Our significant amount of outstanding indebtedness and the covenants contained in our debt instruments could have important consequences for our operations. The size and terms of our Term Loan Facility significantly limits our ability to obtain additional debt financing to fund future working capital, acquisitions, capital expenditures, engineering and product development costs, and other general corporate requirements. Other consequences for our operations could include:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a portion of these funds to make significantly higher interest payments on our indebtedness;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to take advantage of business opportunities as a result of various restrictive covenants in our indebtedness; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

Our ability to make required payments of principal and interest on our debt will depend on our future performance and the other cash requirements of our business. Our performance, to a certain extent, is subject to general economic, political, financial, competitive and other factors that are beyond our control. We cannot provide any assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available under certain of our debt agreements in an amount sufficient to enable us to service our indebtedness.

Our debt agreements contain certain restrictive covenants and customary events of default. These restrictive covenants limit our ability to take certain actions, such as, among other things: make restricted payments; incur additional debt and issue preferred or disqualified stock; create liens; create or permit to exist restrictions on our ability or the ability of our restricted subsidiaries to make certain payments or distributions; engage in sale-leaseback transactions; engage in mergers or consolidations or transfer all or substantially all of our assets; designate restricted and unrestricted subsidiaries; make certain dispositions and transfers of assets; place limitations on the ability of our restricted subsidiaries to make distributions; enter into transactions with affiliates; and guarantee indebtedness. One or more of these restrictive covenants may limit our ability to execute our preferred business strategy, take advantage of business opportunities or react to changing industry conditions.

Upon an event of default, if not waived by our lenders, our lenders may declare all amounts outstanding as due and payable, which may cause cross-defaults under our other debt obligations. If our current lenders accelerate the maturity of our indebtedness, we may not have sufficient capital available at that time to pay the amounts due to our lenders on a timely basis, and there is no guarantee that we would be able to repay, refinance or restructure the payments on such debt. Further, under our Term Loan Facility and our New ABL Facility the lenders would have the right to foreclose on certain of our assets, which would have a material adverse effect on our Company.

Upon the occurrence of a “change of control” as specified in each of the principal debt agreements of our manufacturing operations, we are required to offer to repurchase or repay such indebtedness. Under these agreements, a “change of control” is generally defined to include, among other things: (a) the acquisition by a person or group of at least 35 percent of our common stock (50 percent for our Convertible Notes), (b) a merger or consolidation in which holders of our common stock own less than a majority of the equity in the resulting entity, or (c) replacement of a majority of the members of our board of directors by persons who were not nominated by our current directors. Under our New ABL Facility and our Term Loan Facility, a change in control would result in an immediate event of default, which would allow our lenders to accelerate the debt owed to them. Under the indentures or loan agreements for our debt securities, we may be required to offer to purchase the outstanding notes under such indentures at a premium upon a change in control. In any such event, we may not have sufficient funds available to repay amounts outstanding under these agreements, which may also cause cross-defaults under our other debt obligations. Further, under our New ABL Facility and our Term Loan Facility, the lenders would have the right to foreclose on certain of our assets, which could have a material adverse effect on our financial position and results of operations.

Past and potential further downgrades in our debt ratings may adversely affect our liquidity, competitive position and access to capital markets.

The major debt-rating agencies routinely evaluate and rate our debt according to a number of factors, among which are our perceived financial strength and transparency with rating agencies and timeliness of financial reporting. On August 1, 2012, Moody’s Investors Service downgraded our corporate family rating, probability of default rating and senior note rating to B2 from B1 with a negative outlook. On September 17, 2012, Fitch Ratings downgraded its issuer default ratings for us to CCC from B-, with a negative outlook, citing the increasing risk around our cash flow. Any further downgrade in our credit ratings and the negative publicity as a result of any such further downgrades could adversely affect our continued access to trade credit on customary terms as well as our ability to access capital in the future upon acceptable terms and conditions.

We have significant under-funded postretirement obligations.

The under-funded portion of our projected benefit obligation was $1.8 billion and $1.5 billion for pension benefits at October 31, 2011 and 2010, respectively, and $1.5 billion and $653 million for postretirement healthcare benefits at October 31, 2011 and 2010, respectively. Moreover, we have assumed expected rates of return on plan assets and growth rates of retiree medical costs and the failure to achieve the expected rates of return and growth rates, as well as reductions in interest rates, could have an adverse impact on our under-funded postretirement obligations, financial condition, results of operations and cash flows. In addition, the continued restructuring and rationalization of our business could increase our pension funding obligations under the Employee Retirement Income Security Act of 1974, as amended. The volatility in the financial markets affects the valuation of our pension assets and liabilities, resulting in potentially higher pension costs and higher levels of under-funding in future periods. The requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended, as applicable to our U.S. pension plans (including such timing requirements) mandated by the Pension Protection Act of 2006 to fully fund our U.S. pension plans, net of any current or possible future legislative or governmental agency relief, could also have an adverse impact on our business, financial condition, results of operations and cash flows even though the recently enacted pension funding relief legislation Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 and the Moving Ahead for Progress in the 21st Century Act have reduced our funding requirements over the next five years.

We may not achieve all of the expected benefits from our cost saving initiatives.

We have recently implemented a number of cost saving initiatives, including the consolidation of our Truck and Engine engineering operations, the relocation of our world headquarters to Lisle, Illinois, continued reductions in discretionary spending and employee headcount reductions. We expect these actions will result in significant operating cost savings, which we estimate will be approximately $175 million for fiscal 2013. In addition, we continue to evaluate additional options to improve the efficiency and performance of our operations. For example, we are evaluating opportunities to restructure our business in an effort to optimize our cost structure, which could include, among other actions, rationalization of certain of our manufacturing operations and/or divesting non-core businesses. We have made certain assumptions in estimating the anticipated impact of our cost saving initiatives. These assumptions may turn out to be incorrect due to a variety of factors. In addition, our ability to realize the expected benefits from these initiatives is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Some of our cost saving measures may not have the impact on our profitability that we currently project. If we are unsuccessful in implementing these initiatives or if we do not achieve our expected results, our results of operations and cash flows could be materially adversely affected.

A small number of our stockholders have significant influence over our business.

In October 2012, we entered into settlement agreements with two of our significant stockholders, the Icahn Group and the MHR Group. Pursuant to the settlement agreements, in October 2012 the Icahn Group and the MHR Group each had one nominee appointed to our board of directors and to the nominating and governance committee of our board in replacement of two incumbent directors. Additionally, the Icahn Group and the MHR Group have the right to appoint a third mutually agreed upon director nominee to our board in replacement of an incumbent director. These director nominees will be included for election as directors at our 2013 annual meeting of stockholders. Our board of directors will remain at 10 members so long as either the Icahn Group or the MHR Group continues to have a designee on the board. See “Summary—Other recent developments—New directors.”

As of October 22, 2012, based on filings made with the SEC and other information made available to us, we believe the Icahn Group held 14.94% of our outstanding common stock and the MHR Group held 14.98% of our outstanding common stock, and that the Icahn Group, the MHR Group and two other stockholders collectively held over 50% of our common stock.

As a result of the foregoing, these few stockholders are able to exercise significant influence over the election of our board of directors as well as matters requiring stockholder approval. Further, this concentration of ownership may adversely affect the market price of our common stock.

Our business may be adversely affected by government contracting risks.

We derived approximately 13%, 15%, and 25% of our revenues for 2011, 2010, and 2009, respectively, from the U.S. government. Many of our existing U.S. government contracts extend over multiple years and are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds on a fiscal-year basis and if the congressional appropriations for a program under which we are contractors are not made, or are reduced or delayed, our contract could be cancelled or government purchases under the contract could be reduced or delayed, which could adversely affect our financial condition, results of operations, and cash flows. Although we have submitted multiple bids and quotes, there are no guarantees that they will be awarded to us in the future or that volumes will be similar to volumes under previously awarded contracts. In addition, U.S. government contracts generally permit the contracting government agency to terminate the contract, in whole or in part, either for the convenience of the government or for default based on our failure to perform under the contract. If a contract is terminated for convenience, we would generally be entitled to the payment of our allowable costs and an allowance for profit on the work performed. If one of our government contracts were to be terminated for default, we could be exposed to liability and our ability to obtain future contracts could be adversely affected.

Federal regulations and fuel economy rules may increase costs.

Additional changes to on-highway emissions or performance standards as well as compliance with additional environmental requirements are expected to add to the cost of our products and increase the capital-intensive nature of our business. In that regard, the EPA and the Department of Transportation have issued final rules on greenhouse gas emissions and fuel economy for medium and heavy duty vehicles and engines. The standards establish required minimum fuel economy and greenhouse gas emissions levels for both engines and vehicles primarily through the increased use of existing technology. The rules, which apply to our engines and vehicles, initially come into effect in 2014 and are fully implemented in model year 2017. These standards will increase costs of development for engines and vehicles and administrative costs arising from implementation of the standards. In addition, other regulatory proposals under consideration may adversely affect our business.

We may not achieve all of the expected benefits from our recent acquisitions, joint ventures or strategic alliances.

Over the last several years, we have completed a number of acquisitions, joint ventures and strategic alliances as part of our business strategy. We cannot provide any assurances that these acquisitions, joint ventures or strategic alliances will generate all of the expected benefits. In addition, we cannot provide assurance that we will not have disputes arise with our joint venture partners and that such disputes will not lead to litigation or otherwise have a material adverse effect on the joint ventures or our relationships with our joint venture partners. Failure to successfully manage and integrate these acquisitions, joint ventures and strategic alliances could materially impact our financial condition, results of operations and cash flows. In light of our recent operating results, we are currently evaluating opportunities to restructure our business in an effort to optimize our cost structure, which could include, among other actions, rationalization of certain of our recent acquisitions, joint ventures or strategic alliances.

Our products are subject to export limitations and we may be prevented from shipping our products to certain nations or buyers.

We are subject to federal licensing requirements with respect to the sale and support in foreign countries of certain of our products and the importation of components for our products. In addition, we are obligated to comply with a variety of federal, state and local regulations and procurement policies, both domestically and abroad, governing certain aspects of our international sales and support, including regulations promulgated by, among others, the U.S. Departments of Commerce, Defense and State and the U.S. Department of Justice.

Such licenses may be denied for reasons of U.S. national security or foreign policy. In the case of certain large orders for exports of defense equipment, the Department of State must notify Congress at least 15 to 30 days, depending on the size and location of the sale, prior to authorizing certain sales of defense equipment and services to foreign governments. During that time, Congress may take action to block the proposed sale. We can give no assurances that we will continue to be successful in obtaining the necessary licenses or authorizations or that Congress will not prevent or delay certain sales. Any significant impairment of our ability to sell products outside of the U.S. could negatively impact our financial condition, results of operations and cash flows.

For products and technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to International Traffic in Arms Regulations, Export Administration Regulations, the Foreign Military Sales program and trade sanctions against embargoed countries, and destinations administered by the Office of Foreign Assets Control, U.S. Department of the Treasury. A determination by the U.S. government that we have failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. We operate in countries known to experience corruption. Our operations in such countries create the risk of an unauthorized payment by one of our employees or agents which could be in violation of various laws including the FCPA.

Additionally, the failure to obtain applicable governmental approval and clearances could materially and adversely affect our ability to continue to service the government contracts we maintain. Exports of some of our products to certain international destinations may require shipment authorization from U.S. export control authorities, including the U.S. Departments of Commerce and State, and authorizations may be conditioned on end-use restrictions.

Our international business is also highly sensitive to changes in foreign national priorities and government budgets. Sales of military products are affected by defense budgets (both in the U.S. and abroad) and U.S. foreign policy.

We must comply with numerous miscellaneous federal national security laws, procurement regulations, and procedures, as well as the rules and regulations of foreign jurisdictions, and our failure to comply could adversely affect our business.

We must observe laws and regulations relating to the formation, administration and performance of federal government contracts that affect how we do business with our clients and impose added costs on our business. For example, the Federal Acquisition Regulations, foreign government procurement regulations and the industrial security regulations of the Department of Defense and related laws include provisions that:

•	allow our government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

•	allow our government clients to terminate existing contracts for the convenience of the government;

•	require us to prevent unauthorized access to classified information; and

•	require us to comply with laws and regulations intended to promote various social or economic goals.

We are subject to industrial security regulations of the U.S. Department of State, Department of Commerce and the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified or restricted information. As we expand our operations internationally, we will also become subject to the rules and regulations of foreign jurisdictions. If we were to come under foreign ownership, control or influence, we could lose our facility security clearances, which could result in our federal government customers terminating or deciding not to renew our contracts and could impair our ability to obtain new contracts.

A failure to comply with applicable laws, regulations or procedures, including federal regulations regarding the procurement of goods and services and protection of classified information, could result in contract termination, loss of security clearances, suspension or prohibition from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which would materially adversely affect our business.

The markets in which we compete are subject to considerable cyclicality.

Our ability to be profitable depends in part on the varying conditions in the truck, bus, mid-range diesel engine, and service parts markets, which are subject to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand is also dependent on general economic conditions, interest rate levels and fuel costs, among other external factors.

We operate in the highly competitive North American truck market.

The North American truck market in which we operate is highly competitive. Our major U.S.-controlled domestic competitors include: PACCAR and Ford. The competing foreign-controlled domestic manufacturers include: Freightliner and Western Star (both subsidiaries of Mercedes Benz), and Volvo and Mack (both subsidiaries of Volvo Global Trucks). The major U.S. military vehicle competitors include: BAE Systems, Force Protection, Inc., General Dynamics Land Systems, and Oshkosh Truck. In addition, smaller, foreign-controlled market participants such as Isuzu, UD Trucks (formerly known as Nissan North America, Inc.), Hino (a subsidiary of Toyota), and Mitsubishi compete in the U.S. and Canadian markets with primarily imported products. In Mexico, the major domestic competitors are Kenmex (a subsidiary of PACCAR) and Mercedes Benz.

The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices. Many of our competitors have greater financial resources, which may place us at a competitive disadvantage in responding to substantial industry changes, such as changes in governmental regulations that require major additional capital expenditures. In addition, certain of our competitors may have lower overall labor costs.

Our ability to execute our strategy is dependent upon our ability to attract, train and retain qualified personnel.

Our continued success depends, in part, on our ability to identify, attract, motivate, train and retain qualified personnel in key functions and geographic areas. In particular, we are dependent on our ability to identify, attract, motivate, train and retain qualified engineers with the requisite education, background and industry experience who can assist the development, enhancement and introduction of new products and technology solutions. Further, we have significant operations in foreign countries, including Mexico, Brazil, Argentina, India and Canada, and, to effectively manage our global operations, we will need to continue to be able to recruit, train, assimilate, motivate and retain qualified experienced employees around the world.

Failure to attract, train and retain qualified personnel, whether as a result of an insufficient number of qualified local residents, difficulty in recruiting and retaining expatriates to service new global markets, or the allocation of inadequate resources to training, integration and retention of qualified personnel, could impair our ability to execute our business strategy and could have an adverse effect on our business prospects. In addition, our operations or our ability to execute our business strategy may be negatively impacted if we lose key personnel in connection with our voluntary separation program announced in August 2012, and we are unable to replace the experience, skills and knowledge base of such key personnel in a timely manner.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages.

We obtain materials and manufactured components from third-party suppliers. Some of our suppliers are the sole source for a particular supply item. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. The volatility in the financial markets and uncertainty in the automotive sector could result in exposure related to the financial viability of certain of our key third-party suppliers. Suppliers may also exit certain business lines causing us to find other suppliers for materials or components, or delay our ability to deliver products to customers, or our suppliers may change the terms on which they are willing to provide products, any of which could adversely affect our financial condition and results of operations . In addition, many of our suppliers have unionized workforces which could be subject to work stoppages as a result of labor relations issues.

We are exposed to political, economic, and other risks that arise from operating a multinational business.

We have significant operations in foreign countries, primarily in Canada, Mexico, Brazil, Argentina, and India. We are also developing operations in the People’s Republic of China. Accordingly, our business is subject to the political, economic, and other risks that are inherent in operating in those countries and internationally. These risks include, among others:

•	trade protection measures and import or export licensing requirements;

•	tax rates in certain foreign countries that exceed those in the U.S., and the imposition of foreign withholding taxes on the remittance of foreign earnings to the U.S.;

•	difficulty in staffing and managing international operations and the application of foreign labor regulations;

•	multiple and potentially conflicting laws, regulations, and policies that are subject to change;

•	currency exchange rate risk; and

•	changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

We may discover defects in vehicles potentially resulting in delays in new model launches, recall campaigns, or increased warranty costs.

Meeting or exceeding many government-mandated safety standards is costly and often technologically challenging, especially where one or more government-mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a delay in the launch of a new model or a significant increase in warranty claims, the costs of which could be substantial.

Our business may be adversely impacted by work stoppages and other labor relations matters.

We are subject to risk of work stoppages and other labor relations matters because a significant portion of our workforce is unionized. As of October 31, 2011, approximately 55% of our hourly workers and 5% of our salaried workers are represented by labor unions and are covered by collective bargaining agreements. Many of these agreements include provisions that limit our ability to realize cost savings from restructuring initiatives such as plant closings and reductions in workforce. Our current collective bargaining agreement with the UAW will expire in October 2014. Any strikes, threats of strikes, arbitration or other resistance in connection with the negotiation of new labor agreements or otherwise could materially adversely affect our business as well as impair our ability to implement further measures to reduce structural costs and improve production efficiencies. A lengthy strike that involves a significant portion of our manufacturing facilities could have a material adverse effect on our financial condition, results of operations, and cash flows.

We are involved in pending litigation and an adverse resolution of such litigation may adversely affect our business, financial condition, results of operations and cash flows.

Litigation can be expensive, lengthy, and disruptive to normal business operations. The results of complex legal proceedings are often uncertain and difficult to predict. An unfavorable outcome of a particular matter described in our periodic filings or any future legal proceedings could have a material adverse effect on our business, financial condition, results of operations or cash flows. We are currently involved in a number of pending litigation matters. For additional information regarding certain lawsuits in which we are involved, see our 2011 Annual Report, Item 3, Legal Proceedings, and Note 15, Commitments and contingencies, to our consolidated financial statements contained therein, and our Third Quarter 10-Q, Note 12, Commitments and contingencies, to our consolidated financial statements contained therein, all of which are incorporated by reference in this prospectus supplement.

Our ability to benefit from deferred tax assets could be negatively impacted if we are not able to generate sufficient income.

We have a significant amount of deferred tax assets, the majority of which are not subject to a valuation allowance. We are required to evaluate the need to establish a valuation allowance for our deferred tax assets based on our assessment of whether it is more likely than not that current or deferred tax benefits will be realized through the generation of future taxable income. Any establishment of a valuation allowance for our deferred tax assets could have an adverse effect on our financial condition and results of operations.

Our operations are subject to environmental, health and safety laws and regulations that could result in liabilities to us.

Our operations are subject to environmental, health and safety laws and regulations, including those governing discharges to air and water; the management and disposal of hazardous substances; the cleanup of contaminated sites; and health and safety matters. We could incur material costs, including cleanup costs, civil and criminal fines, penalties and third-party claims for property damage or personal injury as a result of violations of our liabilities under such laws and regulations. Contamination has been identified at and in the vicinity of some of our current and former properties for which we have established financial reserves. The ultimate cost of remediating contaminated sites is difficult to accurately predict and could exceed our current estimates. For example, along with the current operator, we are addressing contamination associated with our formerly owned Solar Turbines Site in San Diego, California. While we believe that we have adequate accruals to cover the costs of the ongoing cleanup, we and other parties may be required to conduct additional investigations and remediation in the area, including with respect to any impacts identified in nearby bay sediments. As a result, we also could incur material costs in excess of current reserves at these or other sites as a result of additional cleanup obligations imposed or contamination identified in the future. In addition, environmental, health and safety laws and regulations have tended to become stricter, we could incur additional costs complying with requirements that are promulgated in the future.

Risks related to our common stock and this offering

Provisions in our charter and by-laws, our stockholder rights plan and Delaware law could delay and discourage takeover attempts that stockholders may consider favorable.

Certain provisions of our certificate of incorporation and by-laws, and applicable provisions of Delaware corporate law, may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

•	the ability of our board of directors to issue so-called “flexible” preferred stock;

•	a classified board of directors (which has the effect under Delaware law of precluding shareowners from removing directors without cause);

•	a limitation on the ability to fill board vacancies to only the remaining directors;

•	the inability of stockholders to act by written consent or call special meetings;

•	advance notice procedures for stockholder proposals to be brought before an annual meeting of our stockholders;

•

the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock and (b) at least 85% of the shares of common stock present at a meeting is required to approve certain change of control transactions; and

•

Section 203 of the Delaware General Corporation Law, which generally restricts us from engaging in certain business combinations with a person who acquires 15% or more of our common stock for a period of three years from the date such person acquired such common stock, unless stockholder or board approval is obtained prior to the acquisition.

In addition, the fact that our ability to utilize our tax net operating losses and research and development tax credits could be adversely affected by a change of control could have an anti takeover effect.

We have a stockholders rights plan, which may be triggered if any person or group becomes the beneficial owner of or announces an offer to acquire 15% or more of our common shares.

The foregoing provisions may adversely affect the marketability of the common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

Possible volatility in the price of our common stock increases the risk of your investment.

Numerous factors may significantly affect the market price for our common stock. Such factors include the announcement of new products or other strategic initiatives by us or our competitors, technological innovations by us or our competitors, the growth and expansion of our business, trends and uncertainties affecting the truck manufacturing industry as a whole, issuances and repurchases of common stock, quarterly variations in our operating results or the operating results of our competitors, investors’ expectations of our prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions, including the cyclical nature of our business. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have not paid cash dividends on our common stock since 1980 and do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. In addition, the terms of the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. Furthermore, our board of directors has the authority to issue one or more series of preferred stock without action of the stockholders. Although we have no present plan to issue any additional series of preferred stock or preference shares, the issuance of any additional series could also have the effect of limiting dividends on the common stock.

Future sales of our common stock may depress our stock price.

Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.

Pursuant to a registration rights agreement, certain members of the MHR Group have the right to demand up to three registrations under the Securities Act of 1933, as amended, for shares of our common stock held by such investors, subject to certain limitations. In addition, members of the MHR Group party to the registration rights agreement are entitled to certain piggyback registration rights with respect to the registration of shares of our common stock. By exercising their registration rights or otherwise selling a large number of shares on the open market, these holders could cause the price of our common stock to decline.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our stock price to decline.

Management and our board of directors will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for general corporate purposes, which we expect to include funding capital expenditures and strategic initiatives. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our stock price to decline.

Forward-looking statements

This prospectus supplement and the documents incorporated herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this prospectus supplement. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “committed,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus supplement and the documents incorporated herein, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some of these factors include:

•	Our solutions for meeting U.S. federal and state emissions requirements may not be successful or may be more costly than planned.

•	Increased warranty costs may negatively impact our near term operating results.

•

We could incur restructuring and impairment charges as we continue to evaluate opportunities to restructure our business and rationalize our manufacturing operations in an effort to optimize the cost structure.

•	Our business has significant liquidity requirements, and our recent operating results have had an adverse impact on our liquidity position.

•	Our substantial indebtedness could adversely affect our financial condition, our cash flow and our operating flexibility.

•	Past and potential further downgrades in our debt ratings may adversely affect our liquidity, competitive position and access to capital markets.

•	We have significant under-funded postretirement obligations.

•	We may not achieve all of the expected benefits from our cost savings initiatives.

•	A small number of our stockholders have significant influence over our business.

•	Our business may be adversely affected by government contracting risks.

•	Federal regulations and fuel economy rules may increase costs.

•	We may not achieve all of the expected benefits from our recent acquisitions, joint ventures or strategic alliances.

•	Our products are subject to export limitations and we may be prevented from shipping our products to certain nations or buyers.

•

We must comply with numerous miscellaneous federal national security laws, procurement regulations, and procedures, as well as the rules and regulations of foreign jurisdictions, and our failure to comply could adversely affect our business.

•	The markets in which we compete are subject to considerable cyclicality.

•	We operate in the highly competitive North American truck market.

•	Our ability to execute our strategy is dependent upon our ability to attract, train and retain qualified personnel.

•	Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages.

•	We are exposed to political, economic, and other risks that arise from operating a multinational business.

•	We may discover defects in vehicles potentially resulting in delays in new model launches, recall campaigns, or increased warranty costs.

•	Our business may be adversely impacted by work stoppages and other labor relations matters.

•	We are involved in pending litigation and an adverse resolution of such litigation may adversely affect our business, financial condition, results of operations and cash flows.

•	Our ability to benefit from deferred tax assets could be negatively impacted if we are not able to generate sufficient income.

•	Our operations are subject to environmental, health and safety laws and regulations that could result in liabilities to us.

•	Other factors described in the “Risk Factors” section of this prospectus supplement.

All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $191 million (or approximately $220 million if the underwriters exercise their option to purchase additional shares in full).

We expect to use the net proceeds of this offering for general corporate purposes, which we expect to include funding capital expenditures and strategic initiatives. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will impact how such net proceeds will ultimately be utilized by us. As a result, our management will retain broad discretion over the use of the net proceeds from this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade and interest-bearing instruments or money market funds.

Price range of common stock and dividend policy

Our Common Stock is traded publicly on the New York Stock Exchange under the symbol “NAV”. The following table presents quarterly information on the price range of our common stock. This information indicates the high and low market price per share of our common stock for each recent fiscal quarter reported by the New York Stock Exchange.

	High	Low

Fiscal year ended October 31, 2010:
First quarter	$41.52	$31.53
Second quarter	52.43	36.79
Third quarter	58.00	44.00
Fourth quarter	53.83	40.58

Fiscal year ended October 31, 2011:
First quarter	$66.39	$48.32
Second quarter	71.49	58.49
Third quarter	70.40	50.05
Fourth quarter	52.36	30.01

Fiscal year ending October 31, 2012:
First quarter	$45.44	$33.74
Second quarter	48.18	32.68
Third quarter	35.25	20.21
Fourth quarter (through October 23, 2012)	26.48	18.47

On October 23, 2012, the last reported sale price of our common stock was $19.49 per share. As of October 23, 2012, there were 10,160 record holders of our common stock.

Holders of our common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of our preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on our shares of preferred stock and preference stock have been paid.

Payments of cash dividends and the repurchase of common stock are currently limited due to restrictions contained in our debt agreements. We have not paid cash dividends on our common stock since 1980 and do not expect to pay cash dividends on our common stock in the foreseeable future.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2012 on:

•	an actual basis;

•	as adjusted to give effect to our new debt financing arrangements entered into on August 17, 2012; and

•

as further adjusted to give effect to the issuance and sale by us of 10,666,666 shares of common stock at the public offering price of $18.75 per share, and our receipt of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with the information contained herein under the heading “Use of Proceeds,” and under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and in our consolidated financial statements and notes thereto, each of which is incorporated by reference in this prospectus supplement.

	At July 31, 2012
	Actual	As adjusted	As further adjusted

	(in millions, except share data)

Cash and cash equivalents:
Manufacturing operations(1)	$488	$1,211	$1,402
Financial services operations	59	59	59

Total cash and cash equivalents	$547	$1,270	$1,461

Total debt (including current portion):
Manufacturing operations(2)	$2,146	2,908	$2,908
Financial services operations(3)	2,266	2,266	2,266

Total debt	$4,412	$5,174	$5,174

Redeemable equity securities(4)	5	5	5

Stockholders’ deficit:
Series D convertible junior preference stock	3	3	3
Common stock ($0.10 par value per share, 220.0 million shares authorized, 75.4 million shares actual and as adjusted, and 86.1 million shares as further adjusted, issued and outstanding, respectively)	8	8	9
Additional paid in capital	2,274	2,274	2,464
Accumulated deficit	(396)	(396)	(396)
Accumulated other comprehensive loss	(2,020)	(2,020)	(2,020)
Common stock held in treasury, at cost, 6.8 million shares	(276)	(276)	(276)

Total stockholders’ deficit attributable to NIC	(407)	(407)	(216)
Stockholders’ equity attributable to non-controlling interests	44	44	44

Total stockholders’ deficit	(363)	(363)	(172)

Total capitalization	$4,049	$4,811	$5,002

(1)

Manufacturing operations cash and cash equivalents at July 31, 2012 reflects: (i) on an adjusted basis, $723 million of cash representing the proceeds from the $1,000 million of borrowings under our Term Loan Facility, less transaction fees and the repayment of our indebtedness under our prior asset-based credit facility; and (ii) on an as further adjusted basis,

$191 million of cash from the net proceeds from the issuance and sale of 10,666,666 shares of our common stock at the public offering price of $18.75 per share.

(2)	Manufacturing operations indebtedness on an as adjusted basis and on an as further adjusted basis at July 31, 2012 reflects $1,000 million of borrowings under our Term Loan Facility, of which a portion of the net proceeds were used to repay all of the $238 million outstanding as of July 31, 2012 under our prior asset-based credit facility. See “Description of certain indebtedness—Manufacturing operations.”

(3)	Our financial services operations rely primarily upon asset-backed debt issued by consolidated SPEs and bank revolvers for its principal funding sources. See “Description of certain indebtedness—Financial services operations.”

(4)	Represents the intrinsic value of certain outstanding stock options which contain provisions allowing for a cash settlement in the event of a change in control and when certain other conditions exist.

Management

The following sets forth selected information for each of the principal officers listed below.

Name	Age	Position

Lewis B. Campbell	66	Chairman and Chief Executive Officer

Troy A. Clarke	57	President and Chief Operating Officer

Andrew J. Cederoth	47	Executive Vice President and Chief Financial Officer

Jack Allen	54	President, North America Truck and Parts

Steven K. Covey	61	Senior Vice President, Chief Ethics Officer and General Counsel

James M. Moran	46	Vice President and Treasurer

Richard C. Tarapchak	47	Vice President and Corporate Controller

Curt A. Kramer	44	Corporate Secretary

Gregory W. Elliott	51	Senior Vice President, Human Resources and Administration

Lewis B. Campbell has served as Chief Executive Officer of NIC and Chairman of the board of directors of NIC since August 2012. Prior to joining NIC, Mr. Campbell held numerous positions with Textron Inc., a $12 billion publicly traded industrial company, including as Chairman from 1999 to 2010, Chief Executive Officer from 1998 to 2009 and President from 1994 to 1999 and from 2001 to 2009. Mr. Campbell joined Textron as Chief Operating Officer in 1992. Prior to joining Textron, Mr. Campbell served in a variety of roles at General Motors Company, including Vice President and General Manger, Flint Automotive Division for Buick/Oldsmobile/Cadillac as well as Vice President and General Manger, GMC Trucks.

Troy A. Clarke has served as President and Chief Operating Officer of NIC since August 2012. Prior to this position, Mr. Clarke served Navistar, Inc. as President of the Truck and Engine Group from June to August 2012, President of Asia-Pacific Operations of Navistar, Inc. from 2011 to 2012 and as Senior Vice President of Strategic Initiatives of Navistar, Inc. from 2010 to 2011. Prior to joining Navistar, Inc., Mr. Clarke held various positions at General Motors, including President of General Motors North America from 2006 to 2009 and President of General Motors Asia Pacific from 2003 to 2006.

Andrew J. Cederoth has served as Executive Vice President and Chief Financial Officer of NIC since September 2009. Mr. Cederoth has also served as a director of Navistar, Inc. since April 2009, and Executive Vice President and Chief Financial Officer at Navistar, Inc. since September 2009. Prior to these positions he was interim principal financial officer and Senior Vice President-Corporate Finance of NIC from June 2009 to September 2009, Senior Vice President-Corporate Finance from April 2009 to June 2009 of NIC, Vice President and Chief Financial Officer of the Engine Division of Navistar, Inc. from 2006 to April 2009, Vice President and Treasurer of Navistar Financial Corporation from 2001 to 2005.

Jack Allen has served as President of North American Truck and Parts since June 2012. Prior to this role, Mr. Allen held various positions with the Company, most recently as President of North American Trucks since 2008, as well as President of the Engine Group from 2004 to 2008, Vice

President and General Manager of the Parts Group from 2002 to 2004 and Vice President and General Manager of the Blue Diamond Truck Company, a joint venture with The Ford Motor Company, from 2001 to 2002.

Steven K. Covey has served as Senior Vice President and General Counsel of NIC since 2004 and Chief Ethics Officer since 2008. Mr. Covey has also served as Senior Vice President and General Counsel of Navistar, Inc. since 2004 and Chief Ethics Officer since 2008. Prior to these positions, Mr. Covey served as Deputy General Counsel of Navistar, Inc. from April 2004 to September 2004 and as Vice President and General Counsel of Navistar Financial Corporation from 2000 to 2004. Mr. Covey also served as Corporate Secretary for NIC from 1990 to 2000; and Associate General Counsel of Navistar, Inc. from 1992 to 2000.

James M. Moran has served as Vice President and Treasurer of NIC since 2008. Mr. Moran also served as Vice President and Treasurer of Navistar, Inc. since 2008. Prior to these positions, Mr. Moran served as Vice President and Assistant Treasurer of both NIC and Navistar, Inc. from 2007 to 2008 and Director of Corporate Finance of Navistar, Inc. from 2005 to 2007. Prior to joining NIC, Mr. Moran served as Vice President and Treasurer of R.R. Donnelley & Sons Company, an international provider of print and print related services, from 2003 to 2004 and Assistant Treasurer of R.R. Donnelley & Sons Company from 2002 to 2003. Prior to that, Mr. Moran held various positions in corporate finance, strategic planning, and credit and collections at R.R. Donnelley & Sons Company.

Richard C. Tarapchak has served as Vice President and Corporate Controller (Principal Accounting Officer) of NIC since March 2010. Prior to this position, Mr. Tarapchak served as Vice President-Strategic Initiatives of Navistar, Inc. from 2008 to March 2010. Mr. Tarapchak also served as Vice President-Chief Financial Officer of the Truck Group of Navistar, Inc. from 2005 to 2008, Director-Corporate Financial Analysis of Navistar, Inc. from 2003 to 2005 and Director, Finance-Operations of Navistar, Inc. from 2000 to 2003.

Curt A. Kramer has served as Corporate Secretary of NIC since 2007. Mr. Kramer has also served as Associate General Counsel and Corporate Secretary of Navistar, Inc. since 2007. Prior to these positions, Mr. Kramer served as General Attorney of Navistar, Inc. from April 2007 to October 2007, Senior Counsel of Navistar, Inc. from 2004 to 2007, Senior Attorney of Navistar, Inc. from 2003 to 2004 and Attorney of Navistar, Inc. from 2002 to 2003. Prior to joining Navistar, Inc., Mr. Kramer was in private practice.

Gregory W. Elliott has served as Senior Vice President, Human Resources and Administration of Navistar, Inc. since 2008. Prior to this position, Mr. Elliott served as Vice President, Corporate Human Resources and Administration of Navistar, Inc. from 2004 to 2008 and as Vice President, Corporate Communications of Navistar, Inc., from 2000 to 2004. Prior to joining Navistar, Inc., Mr. Elliott served as Director of Executive Communications of General Motors Corporation from 1997 to 1999.

We incorporate by reference in this prospectus supplement certain information relating to, among other things, executive officer and director compensation, transactions with related parties and ownership of NIC common stock. See “Incorporation of certain documents by reference.”

Description of capital stock

The following description of our capital stock is a summary. You should keep in mind, however, that it is our certificate of incorporation, including any certificates of designations or retirement that are a part of our certificate of incorporation, our bylaws and the Delaware General Corporation Law (“DGCL”), and not this summary, which define your rights as a securityholder. There may be other provisions in these documents that are also important to you. You should read these documents for a full description of the terms of our capital stock. Our certificate of incorporation, including any certificates of designations or retirement, and our bylaws are incorporated by reference as exhibits to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of these documents.

Overview

Our authorized capital stock consists of 286 million shares, of which 220 million shares are designated as common stock, with a par value of $0.10 per share, 26 million shares are designated as class B common stock, with a par value of $0.10 per share, 30 million shares are designated as preferred stock, with a par value of $1.00 per share and 10 million shares are designated as preference stock, with a par value of $1.00 per share.

Common stock

The authorized common stock consists of 220 million shares, of which 68,590,627 shares were issued and outstanding and 6,758,815 shares were held in treasury at September 30, 2012.

As of September 30, 2012, we had reserved for issuance: (i) approximately 7.9 million shares of our common stock under our various stock option plans, stock discount purchase plans and other award plans for officers, employees and directors, of which options to purchase approximately 5.7 million shares were outstanding; and (ii) 39,501 shares issuable upon the conversion of our series D preference stock.

Dividend rights and restrictions.    Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the DGCL, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

Voting rights.    Holders of shares of our common stock are entitled to one vote for each share for the election of directors and on any question arising at any shareowners meeting. The United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), as holder of the series B preference stock, is entitled to elect one member to our board of directors. See “—Preferred stock and preference stock.”

Liquidation rights.    In the event of the voluntary or involuntary dissolution, liquidation or winding up of us, holders of common stock are entitled to receive after satisfaction in full of the prior rights of creditors (including holders of our indebtedness) and holders of preferred stock and preference stock, all of our remaining assets available for distribution.

Miscellaneous.    The holders of common stock are not entitled to preemptive, redemption or subscription rights. Computershare Investor Services is the transfer agent and the registrar for the common stock.

Listing.    Our common stock is traded on the New York Stock Exchange under the symbol “NAV.”

Preferred stock and preference stock

We are authorized to issue preferred stock and preference stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the shareowners, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock and preference stock. The issuance of preferred stock and preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. We have no present plans to issue any additional series of preferred stock or preference stock.

Two series of preference stock are currently outstanding. Three million shares of convertible junior preference stock, series D are authorized, of which 126,403 shares were outstanding as of September 30, 2012. At that date, one share of nonconvertible junior preference stock, series B was authorized and outstanding and was held by the UAW.

Series D preference stock.    Holders of shares of series D preference stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on common stock, other than a dividend payable solely in shares of common stock. Holders of series D preference stock have the right at their option to convert shares of the series D preference stock into shares of common stock at any time at a conversion rate of 0.3125 of a share of common stock for each share of series D preference stock, subject to adjustment in certain events. The series D preference stock is redeemable at any time, in whole or in part, at our option upon at least 30 days’ advance written notice at the price of $25 per share plus accrued dividends. Generally, holders of series D preference stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of series D preference stock. Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the series D preference stock upon any liquidation, dissolution or winding up of us, holders of the series D preference stock are entitled to receive $25 per share plus accrued dividends.

Series B preference stock.    In connection with a 1993 restructuring of our post-retirement health care and life insurance benefits pursuant to a settlement agreement, the UAW was issued the series B preference stock. As the holder of the series B preference stock, the UAW is entitled to elect one member of our board of directors until such time as we have fully funded our liability under the health care and life insurance benefits program (subject to such right revesting if such funding later falls below 85% of the fully funded amount). The series B preference stock is not transferable by the UAW, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price at such time as the UAW has not been entitled to elect a director for five consecutive years.

One series of preferred stock is authorized. 220,000 shares of junior participating preferred stock, series A are authorized, of which none were outstanding as of September 30, 2012.

Junior participating preferred stock, series A.    Holders of junior participating preferred stock, series A are entitled to receive accrued quarterly dividends in an amount equal to the greater of (1) $25.00 and (2) 1,000 times (subject to adjustment) the aggregate per share amount of all cash dividends, plus 1,000 times (subject to adjustment) the aggregate per share amount of all non-cash dividends or other distributions other than a dividend payable solely in shares of common stock, declared on the common stock. The junior participating preferred stock, series A ranks junior to all other series of our preferred stock. The junior participating preferred stock, series A is not redeemable.

In the event that we are in arrears in payment of dividends or distributions on the junior participating preferred stock, series A and until all accrued and unpaid dividends and distributions are paid in full, we may not, subject to certain exceptions:

•

declare or pay any dividends on, or make any other distributions on, or redeem or purchase any shares of stock ranking junior to or on parity with the junior participating preferred stock, series A; or

•	purchase any shares of junior participating preferred stock, series A or any shares of stock ranking on a parity with the junior participating preferred stock, series A.

Holders of junior participating preferred stock, series A are entitled to 1,000 votes per share (subject to adjustment) of junior participating preferred stock, series A on all matters submitted to a vote of our stockholders. In the event that we are in arrears in an amount equal to six quarterly dividends with respect to the junior participating preferred stock, series A and until such time as all accrued and unpaid dividends on shares of junior participating preferred stock, series A are paid, all holders of junior participating preferred stock, series A or any preferred stock that is similarly in arrears, voting as a single class, shall have the right to elect two individuals to our board of directors. Holders of at least two-thirds of the number of shares of junior participating preferred stock, series A outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of the junior participating preferred stock, series A.

Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the junior participating preferred stock, series A upon any liquidation, dissolution or winding up of us, holders of the junior participating preferred stock, series A are entitled to receive an amount equal to $1,000 per share of junior participating preferred stock, series A plus accrued and unpaid dividends and distributions thereon. Following such payment, the holders of the junior participating preferred stock, series A will receive no further distributions until the holders of our common stock have received an amount per share equal to the amount per share received by the holders of the junior participating preferred stock, series A as described above, divided by 1,000 (subject to adjustment). Following this payment to the holders of our common stock, the holders of the junior participating preferred stock, series A and our common stock are entitled to receive their ratable share of our remaining assets in a ratio of 1,000 (subject to adjustment) to one, respectively.

In the event of any consolidation, merger, combination or other transaction in which our common stock is exchanged for or changed into other cash, stock and/or any other property, then the shares of junior participating preferred stock, series A will at the same time be exchanged or changed in an amount per share equal to 1,000 times (subject to adjustment) the aggregate amount of cash, stock and/or any other property received in respect of each share of common stock in such transaction.

Rights plan

Overview.    On June 19, 2012, the board of directors of NIC authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock to stockholders of record at the close of business on June 29, 2012 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of a newly authorized series of Junior Participating Preferred Stock, Series A, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $140.00 per Unit, subject to adjustment (the “Purchase Price”). The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of June 19, 2012, between the Company and Computershare Shareowner Services LLC, as Rights Agent, as amended.

Rights certificates; exercise period.    Initially, the Rights will be attached to all shares of common stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by certain stockholders or (ii) 10 business days (or such later date as the board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Until a Distribution Date, (i) the Rights will be evidenced by the certificates for the common stock (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry account system) and will only be transferable with such common stock, (ii) new common stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until a Distribution Date and will expire at 5:00 P.M., New York City time on June 18, 2013, unless such date is extended or the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on a Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board, only shares of common stock issued prior to a Distribution Date will be issued with Rights.

Flip-in trigger.    In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Any person who, together with its affiliates and associates, beneficially owns 15% or more of the outstanding shares of common stock as of the time of the first public announcement of the Rights Agreement (an “Exempt Person”) shall not be deemed an Acquiring Person, but only for so long as such person, together with its affiliates and associates, does not become the beneficial owner of a higher percentage of shares of common stock then outstanding (other than as a result of a reduction of shares of common stock due to repurchases or certain other actions by the Company) as compared to the percentage of shares of common stock outstanding beneficially owned by such Exempt Person as of the initial time of adoption of the Rights Agreement. A person will cease to be an Exempt Person if such person, together with such person’s affiliates and associates, becomes the beneficial owner of less than 15% of the outstanding shares of common stock.

Flip-over trigger.    In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange feature.    At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding common stock, the board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable adjustments.    The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of outstanding shares of Preferred

Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise, or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidences of indebtedness or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption rights.    At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). Immediately upon the action of the board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Miscellaneous.    Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Amendment.    Any of the provisions of the Rights Agreement may be amended by the board prior to a Distribution Date. After a Distribution Date, the provisions of the Rights Agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable.

Recent amendments.    Effective as of October 5, 2012, the Company and the Rights Agent entered into Amendment No. 1 (“Amendment No. 1”) to the Rights Agreement to, among other things, permit certain discussions among board members and their affiliates under the Rights Agreement. Amendment No. 1 also amends the definition of “Beneficial Owner” to provide, among other things, that a Person (as defined in the Rights Agreement) that is a director or who has designated a director would not be deemed to beneficially own securities of the Company (1) beneficially owned by certain other Persons as a result of certain described activities or conduct or (2) that a director acquired from the Company as part of the director’s compensation.

Effective as of October 5, 2012, the Company and the Rights Agent also entered into Amendment No. 2 (“Amendment No. 2”) to the Rights Agreement to amend the definition of “Acquiring Person” to clarify that an “Exempt Person” remains an “Exempt Person” so long as such person does not become the beneficial owner of a number of shares of common stock greater than the number of shares beneficially owned by such Exempt Person as of the initial time of adoption of the Rights Plan.

Effective as of October 19, 2012, the Company and the Rights Agent entered into Amendment No. 3 to the Rights Agreement to amend the definition of “Acquiring Person” to clarify that an “Exempt Person” remains an “Exempt Person” so long as such person does not become the beneficial owner of a higher percentage of shares of common stock then outstanding (other than as a result of a reduction of shares of common stock due to repurchases or certain other actions by the Company) as compared to the percentage of shares of common stock outstanding beneficially owned by such Exempt Person as of the initial time of adoption of the Rights Agreement.

Certain certificate of incorporation and by-laws provisions; certain provisions of Delaware law

General.    Certain provisions of our certificate of incorporation and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. We are also subject to Section 203 of the DGCL. As described above under “—Preferred stock and preference stock,” the ability of the board of directors to issue so-called “flexible” preferred stock may also have an anti-takeover effect. In addition, the fact that our utilization of our NOLs could be adversely affected by a change of control could have an anti-takeover effect.

Classified board; board vacancies.    The certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three year terms, excluding the director elected by the UAW as the holder of our series B preference stock. See “ —Preferred stock and preference stock.” Although we are in the process of declassifying our board of directors, we will not be completely declassified until our 2014 annual meeting of stockholders, at which time all of our directors would be annually elected. Until such time as we are completely declassified, the overall effect of the provisions in the certificate of incorporation with respect to the staggered board may be to render more difficult a change in control of us or the removal of incumbent directors. Under the DGCL, since we have a classified board, the shareowners may only remove the directors for cause. A majority of the remaining directors elected by the holders of common stock then in office (and not shareowners), though less than a quorum, is empowered to fill any vacancy on the board of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock or preference stock issued by us have a preference over the common stock as to dividends or upon liquidation have the right, voting separately by class or series, to elect directors (such as the holder of the series B preference stock), the number, election, term of office, filling of vacancies, terms of removal and other features of such directorships are governed by the terms relating to such rights.

Special meetings of shareowners; action by written consent.    The certificate of incorporation provides that no action may be taken by shareowners except at an annual or special meeting of shareowners, and prohibits action by written consent in lieu of a meeting. Our by-laws provide that special meetings of shareowners may be called only by the chairman of the board and chief executive officer or by the board of directors. This provision will make it more difficult for shareowners to take action opposed by the board of directors.

Advance notice procedures    Our by-laws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on both the date of the required written notice and the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Approval of supermajority transactions.    As a result of the settlement agreement relating to the 1993 restructuring of our post-retirement health care and life insurance benefits, our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction. A supermajority transaction is defined to include several transactions that would constitute a change of control of our company.

Certain provisions of Delaware law.    We are governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock.

Description of certain indebtedness

Manufacturing Operations

Term loan credit facility

In August 2012, NIC and Navistar, Inc. entered into the Term Loan Facility in an aggregate principal amount of $1 billion, with the lenders party thereto and JPMorgan Chase Bank, N.A. as administrative and collateral agent for the lenders. The maturity date of the Term Loan Facility is July 16, 2014, provided that if, prior to such date, in accordance with the terms of the indenture for the Company’s Convertible Notes, either (i) the Convertible Notes (other than Convertible Notes in an aggregate principal amount not exceeding $100 million) shall have been redeemed or repurchased and canceled or defeased in compliance with the Term Loan Facility and, pursuant to the terms of the indenture for the Convertible Notes, shall have ceased to be outstanding, or (ii) the Company shall have irrevocably deposited with the Convertible Notes trustee in trust for payment to the Convertible Note holders, or irrevocably delivered to such holders, as applicable, cash funds and/or (in the case of conversion) shares of common stock sufficient to pay all amounts due or deliverable on all Convertible Notes (other than Convertible Notes in an aggregate principal amount not exceeding $100 million), in which case the Term Loan Facility will mature on August 17, 2017.

The Term Loan Facility is secured by a first priority security interest in certain assets of NIC, Navistar, Inc., and certain of our direct and indirect subsidiaries as more fully described in the credit agreement for such facility, and contains customary provisions for financings of this type, including, without limitation, representations and warranties, affirmative and negative covenants and events of default. Generally, if an event of default occurs and is not cured within any specified grace period, the administrative agent, at the request of (or with the consent of) the lenders holding not less than a majority in principal amount of the outstanding term loans, may declare the term loan to be due and payable immediately. Borrowings under the Term Loan Facility accrue interest at a rate equal to a base rate plus a spread of 450 basis points or a Eurodollar rate plus a spread of 550 basis points with a LIBOR floor of 150 basis points.

Under the Term Loan Facility, it is an immediate event of default if we experience a change of control. In general, the Term Loan Facility contains a customary definition of change of control, which includes: (i) the acquisition by any person or group, directly or indirectly, of 35% or more of NIC’s outstanding voting securities, (ii) the board of directors of NIC ceases to be comprised of a majority of individuals that were either on the board as of the date of the Term Loan Facility or whose appointment or election were approved by a majority of directors then in office; (iii) a plan of liquidation of either NIC or Navistar, Inc. has been approved or adopted; (iv) NIC consolidates with or merges with or into another person and its stockholders cease to own at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; (v) NIC or Navistar, Inc., directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of its property or assets; (vi) NIC ceases to own all of the capital stock of Navistar, Inc.; or (vii) the occurrence of a “change of control”, “change in control” or similar term as defined in any of our existing financing arrangements or any other financing agreement evidencing indebtedness in excess of $50 million.

In August 2012, Navistar, Inc. borrowed an aggregate principal amount of $1 billion under the Term Loan Facility. A portion of the proceeds were used to repay all outstanding loans and other obligations under Navistar, Inc.’s prior asset-based credit facility (which was entered into in October 2011) and to pay certain fees and expenses incurred in connection with the Term Loan Facility. The Term Loan Facility requires quarterly amortization payments of $2.5 million, with the balance due at maturity.

Amended and restated ABL credit facility

In October 2011, Navistar, Inc. and various other U.S. subsidiaries signed a definitive loan agreement relating to a senior secured asset-based credit facility, containing an aggregate principal amount of $355 million. In November 2011, the Company borrowed $100 million under the facility and, in June 2012, borrowed an additional $138 million. In August 2012, in conjunction with our Term Loan Facility transaction, we used a portion of the proceeds from the Term Loan Facility to repay all of the borrowings under the prior asset-based credit facility and Navistar, Inc. entered into the New ABL Facility in an aggregate principal amount of $175 million. The maturity date of the New ABL Facility is July 16, 2014, unless prior to that date the maturity date of the Term Loan Facility is extended to, or the Term Loan Facility is replaced with a new facility with, a scheduled maturity date of August 17, 2017 or later, in which case the New ABL Facility will mature on May 18, 2017. The New ABL Facility, administered by Bank of America, N.A., is secured by a first priority security interest in Navistar, Inc’s aftermarket parts inventory that is stored at certain parts distribution centers, storage facilities and third party processor or logistics provider locations.

The New ABL Facility contains customary provisions for financings of this type, including, without limitation, representations and warranties, affirmative and negative covenants and events of default. Under the New ABL Facility, it is an immediate event of default if we experience a change of control. In general, the New ABL Facility contains a customary definition of change of control substantially similar to that of the Term Loan Facility, other than that under the New ABL Facility, a change of control is deemed to occur once NIC ceases to own, directly or indirectly, at least 85% of the voting securities of Navistar, Inc.

All borrowings under the New ABL Facility accrue interest at a rate equal to a base rate or an adjusted LIBOR rate plus a spread. The spread, which will be based on an availability-based measure, ranges from 175 basis points to 225 basis points for Base Rate borrowings and 275 basis points to 325 basis points for LIBOR borrowings. The initial LIBOR spread is 275 basis points.

8.25% senior notes

In October 2009, we completed the offering of $1,000,000,000 aggregate principal amount of 8.25% senior notes due 2021.

The senior notes are NIC’s senior unsecured obligations and rank equally in right of payment with any and all of NIC’s existing and future indebtedness that is not subordinated in right of payment to the senior notes and senior in right of payment to any and all of our future indebtedness that is subordinated in right of payment to the notes. The senior notes are effectively subordinated to all NIC’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and are structurally junior to all existing and future indebtedness and other liabilities of NIC’s subsidiaries that do not guarantee the senior notes. The senior notes are effectively junior to the third party equity interests in our majority-owned dealerships and joint ventures, to the extent of those interests. The senior notes are guaranteed on a senior unsecured basis, by Navistar, Inc. Guarantees of the senior notes rank equally in right of payment with any and all of such guarantor’s existing and future indebtedness that is not subordinated in right of payment to its guarantee, senior in right of payment to any and all of such guarantor’s future indebtedness that is subordinated in right of payment to its guarantee and, to the extent not otherwise secured by assets of such guarantor, effectively subordinated to all existing and future secured indebtedness of such guarantor to the extent of the assets securing such indebtedness.

At any time on or after November 1, 2014, we may redeem the senior notes, in whole or in part, at redemption prices described in the prospectus supplement for the senior notes. At any time prior to November 1, 2012, we may also redeem up to 35% of the principal amount of the senior notes using the proceeds of certain public equity offerings at a redemption price equal to 108.25% of the principal amount of the notes, plus accrued and unpaid interest, if any. In addition, not more than once during each twelve-month period ending on November 1 of 2010, 2011, 2012, 2013 and 2014, we may redeem up to $50 million in principal amount of the senior notes in each such twelve-month period, at a redemption price equal to 103% of the principal amount of the senior notes redeemed, plus accrued and unpaid interest, if any. We exercised this early redemption feature for $100 million in total principal by redeeming $50 million on November 1, 2011 and $50 million on November 2, 2011. We may also redeem some or all of the senior notes at any time prior to November 1, 2014 at a redemption price equal to 100% of the principal amount of the senior notes plus a make-whole premium, plus accrued and unpaid interest, if any. If we sell certain of our assets or experience specific kinds of changes in control, we must offer to repurchase the senior notes.

The indenture governing the senior notes limits our ability and the ability of our restricted subsidiaries to, among other things:

•	make restricted payments;

•	incur additional debt and issue preferred or disqualified stock;

•	create liens;

•	create or permit to exist restrictions on our ability or the ability of our restricted subsidiaries to make certain payments or distributions;

•	engage in sale-leaseback transactions;

•	engage in mergers or consolidations or transfer all or substantially all of our assets;

•	designate restricted and unrestricted subsidiaries;

•	make certain dispositions and transfers of assets;

•	place limitations on the ability of our restricted subsidiaries to make distributions;

•	enter into transactions with affiliates; and

•	guarantee indebtedness.

If the senior notes are assigned an investment grade rating by Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. and no default has occurred or is continuing, certain covenants will be suspended. If either rating on the senior notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

3.00% senior subordinated convertible notes

In October 2009, we also completed the sale of $570 million aggregate principal amount of the Convertible Notes. The Convertible Notes will mature on October 15, 2014.

Holders of the convertible notes have the option to convert their notes prior to April 15, 2014 only under the following circumstances: (1) during any fiscal quarter commencing after January 31, 2010, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of convertible notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events. On and after April 15, 2014 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances.

Upon conversion, we will have the right to deliver shares of our common stock, cash, or a combination of cash and shares of our common stock, at our election. We may not redeem the convertible notes prior to their maturity date. The initial conversion rate will be 19.8910 shares of common stock per $1,000 principal amount of convertible notes, equivalent to an initial conversion price of approximately $50.27 per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. Following certain corporate transactions that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate transaction in certain circumstances. We may not redeem the convertible notes prior to the maturity date of the convertible notes.

The convertible notes are senior subordinated unsecured obligations of NIC and are subordinated in right of payment to all of NIC’s existing and future senior debt, rank equal in right of payment to all of NIC’s existing and future senior subordinated indebtedness and rank senior in right of payment to all of NIC’s future subordinated indebtedness. The convertible notes are not guaranteed by any of NIC’s subsidiaries.

If we undergo a fundamental change, holders of the convertible notes may require us to purchase all or a portion of their convertible notes for cash at a price equal to 100% of the principal amount of the convertible notes to be purchased, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the fundamental change purchase date.

Tax-exempt bond financing

In October 2010, we completed a tax-exempt bond financing in which (i) the Illinois Finance Authority issued and sold $135 million aggregate principal amount of Recovery Zone Facility Revenue Bonds due October 15, 2040 and (ii) The County of Cook, Illinois issued and sold $90 million aggregate principal amount of Recovery Zone Facility Revenue Bonds also due October 15, 2040 (collectively the “Tax Exempt Bonds”). The proceeds of the Tax Exempt Bonds were loaned by each issuer to us pursuant to separate, but substantially identical, loan agreements dated as of October 1, 2010. The proceeds from the issuance of the Tax Exempt

Bonds are restricted, and must be used substantially for capital expenditures related to financing the relocation of our headquarters, the expansion of an existing warehouse facility, and the development of certain industrial and testing facilities, together with related improvements and equipment (the “Projects”). The payment of principal and interest on the Tax Exempt Bonds are guaranteed by Navistar, Inc. The Tax Exempt Bonds are special, limited obligations of each issuer, payable out of the revenues and income derived under the related loan agreements and related guarantees. The Tax Exempt Bonds bear interest at the fixed rate of 6.5% per annum, payable each April 15 and October 15, commencing April 15, 2011. Beginning on October 15, 2020, the Tax Exempt Bonds are subject to redemption at our option, in whole or in part, at the redemption price equal to 100% of the principal amount thereof, plus accrued interest, if any, to the redemption date. The funds received from the issuance of the Tax Exempt Bonds were deposited directly into trust accounts by the bonding authority at the time of issuance, and will be remitted to us on a reimbursement basis as we make qualified capital expenditures related to the Projects. We finalized the purchase of the property and buildings that we are developing into our new world headquarters site. As of July 31, 2012, we had received reimbursements for $145 million of the $225 million under the Tax Exempt Bonds.

Financing arrangements and capital lease obligations

Our financing arrangements include primarily the sale and leaseback of manufacturing equipment that we consider to be integral equipment and thus we account for these arrangements as financings. As of July 31, 2012, we had financing arrangements of $84 million that involve the sale and leaseback of manufacturing equipment. In addition, the amount of financing arrangements and capital lease obligations as of July 31, 2012 included $57 million related to the lease of a manufacturing facility in Cherokee, Alabama and purchases of certain machinery and equipment within that facility. In relation to the machinery and equipment, we entered into a $40 million promissory note with the lessor. This amount is payable in monthly installments over a ten-year term, in conjunction with the lease of the facility.

Promissory note

In September 2011, Navistar, Inc. entered into a $40 million floating rate promissory note with Caterpillar (the “Promissory Note”), under which the principal amount will be repaid over a 4 year term in 16 quarterly installments. The floating interest rate for the Promissory Note will be computed based on LIBOR plus 2.75 % over the term of the note. The Promissory Note was issued in connection with the termination of our joint venture with Caterpillar known as NC2 Global, LLC (“NC2”) and our acquisition of all of Caterpillar’s ownership interest in NC2, thereby increasing our equity interest in NC2 from 50% to 100%.

Financial services operations

Truck Retail Accounts Corporation (“TRAC”), our consolidated special purpose entity (“SPE”), utilized a $125 million funding facility arrangement that provided for the funding of eligible retail accounts receivables. Subsequent to the adoption of new accounting guidance on accounting for transfers of financial assets, transfers of finance receivables from our Financial Services segment to the TRAC funding facility completed prior to November 1, 2010 retained their sale accounting treatment while transfers of finance receivables subsequent to November 1, 2010 no longer receive sale accounting treatment. Accordingly, borrowings secured by the transferred receivables are included in Notes payable and current maturities of long-term debt within our Consolidated Balance Sheet as of October 31, 2011. In March 2012, the prior $100 million funding facility was renewed with a $125 million facility with a maturity date of March 2013. As of July 31, 2012, all borrowings of the SPE are included in our consolidated financial statements.

Effective July 31, 2010, the terms of the wholesale trust agreement were amended to allow NFC, as transferor, an element of control over the transferred receivables and control over eligibility of receivables available for transfer. This amendment disqualifies the Master Trust as a QSPE and therefore disqualifies transfers of receivables to the Master Trust from sale accounting treatment. As of July 31, 2010, liabilities of the trust of $600 million have been recognized as borrowings secured by the underlying receivables. For additional information, see Note 4, Finance receivables to our consolidated financial statements included in our 2011 Annual Report which is incorporated by reference in this prospectus supplement.

In May 2010, our wholly owned subsidiary Navistar Financial Retail Receivables Corporation (“NFRRC”) issued secured notes for $919 million. A portion of the proceeds were used to pay off certain existing retail secured borrowings and the remaining portion was used to pay off the revolving retail warehouse facility within the Truck Retail Installment Paper Corporation (“TRIP”) of $500 million at maturity on June 15, 2010. In October 2010, NFRRC issued secured notes for $290 million. These proceeds were used primarily to pay-off certain existing secured borrowings and closeout the related interest rate swap position. In April 2011, NFRRC issued $120 million of additional borrowings secured by retail asset-backed securities. In June 2012, NFRRC issued $502 million of borrowings secured by retail asset-backed securities. Proceeds were used to settle the borrowings secured by retail asset-backed securities of $372 million issued in May 2012, and to pay down a portion of the bank credit facility revolving line of credit.

TRIP, a special purpose, wholly-owned subsidiary of NFC, had a $500 million revolving retail facility that matured and was paid in June 2010. The facility was subject to optional early redemption in full without penalty or premium upon satisfaction of certain terms and conditions on any date on or after April 15, 2010. NFC used TRIP to temporarily fund retail notes and retail leases, other than operating leases, and this facility was used primarily during the periods prior to the securitization of retail notes and finance leases. NFC retained a repurchase option against the retail notes and leases sold into TRIP; therefore, TRIP’s assets and liabilities were included in our Consolidated Balance Sheets.

In December 2009, NFC refinanced the revolving credit agreement dated July 2005, as amended, with a $815 million, three-year facility that was scheduled to mature in December 2012, with an interest rate of LIBOR plus 425 basis points (“Credit Agreement”). The Credit Agreement contains a term loan of $365 million and a revolving loan of $450 million with a Mexican sub-revolver of $100 million which was used by NIC’s Mexican financial services operations. Under the Credit Agreement, NFC is subject to customary operational and financial covenants including an initial minimum collateral coverage ratio of 120%, increasing to 135% effective November 2010, and 150% effective November 2011. Concurrent with the refinancing in December 2009, Navistar Financial Asset Sales Corporation issued borrowings secured by asset backed securities of $225 million and NFC issued a term loan secured by retail notes and leases of $79 million with monthly scheduled principal payments through March 2013, with weighted average interest rates of 5.7% and 5.9%, respectively.

In December 2011, the Credit Agreement was refinanced with a five-year $840 million facility consisting of a $340 million term loan and a $500 million revolving line of credit. The new facility is subject to customary operational and financial covenants. Quarterly principal payments on the term portion will be $4 million for the first eight quarters, $9 million for the next eleven quarters, with the balance due at maturity.

In July 2012, NFC extended the maturity date of its $500 million dealer floor plan VFN facility from July 2012 to October 2012. In August 2012, the VFN facility was renewed for $750 million with a maturity date of August 2013.

In August 2012, our Mexican financial services affiliate Navistar Financial, S.A. de C.V., SOFOM, E.N.R., signed an agreement for a five-year, $95 million funding facility, which will be used to support trade receivables for the sale of our trucks and buses manufactured in Mexico and exported to Columbian dealers.

The majority of asset-backed debt is issued by consolidated SPEs and is payable out of collections on the finance receivables sold to the SPEs. This debt is the legal obligation of the SPEs and not NFC. The balance outstanding was $1.4 billion as of July 31, 2012. The carrying amount of the retail notes, wholesale notes and finance leases used as collateral was $1.6 billion as of July 31, 2012. In November 2009, we exercised our right to pay off retail securitization debt of $67 million in advance of final maturity.

NFC enters into secured borrowing agreements involving vehicles subject to operating and finance leases with retail customers. The balances are classified under financial services operations debt as borrowings secured by leases. In connection with the securitizations and secured borrowing agreements of certain of its leasing portfolio assets, NFC and its subsidiary, Navistar Leasing Services Corporation (“NLSC”), have established Navistar Leasing Company (“NLC”), a Delaware business trust. NLC holds legal title to leased vehicles and is the lessor on substantially all leases originated by NFC. NLSC owns beneficial interests in the titles held by NLC and has transferred other beneficial interests issued by NLC to purchasers under secured borrowing agreements and securitizations. Neither the beneficial interests held by purchasers under secured borrowing agreements or the assets represented thereby, nor legal interest in any assets of NLC, are available to NLSC, NFC, or its creditors. The balance of the secured borrowings issued by NLC totaled $5 million as of July 31, 2012.

International Truck Leasing Corporation (“ITLC”), a special purpose, wholly-owned subsidiary of NFC, provides NFC with another entity to obtain borrowings secured by leases. The balances are classified under financial services operations debt as borrowings secured by leases. ITLC’s assets are available to satisfy its creditors’ claims prior to such assets becoming available for ITLC’s use or to NFC or affiliated companies. The balance of these secured borrowings issued by ITLC totaled $53 million as of July 31, 2012. The carrying amount of the finance and operating leases used as collateral was $59 million as of July 31, 2012. ITLC does not have any unsecured debt.

We borrow funds denominated in U.S. dollars and Mexican pesos to be used for investment in our Mexican financial services operations. As of July 31, 2012, borrowings outstanding under these arrangements were $381 million, of which 30% is denominated in dollars and 70% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or at a variable rate based on LIBOR, and the interest rates on peso-denominated debt are based on the Interbank Equilibrium Rate. The remaining borrowings are effectively secured by the Mexican finance receivables.

Certain U.S. federal income tax considerations for non-U.S. holders

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder (including proposed and temporary regulations) and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary is not exhaustive of all possible tax considerations and does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;
•	Controlled Foreign Corporations;
•	Passive Foreign Investment Companies; and
•	partnerships, other pass-through entities, and investors in pass-through entities.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local, non-U.S. and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

We do not currently anticipate paying dividends in the foreseeable future. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent that it arises from current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are “effectively connected with the conduct of a trade or business” by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds the balance of current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities or act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by the withholding agent by filing timely an appropriate claim with the IRS.

Gain on disposition of common stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale based on regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not otherwise considered a resident of the United States. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain based on regular graduated United States federal income tax rates (subject to an applicable income tax treaty providing otherwise) and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we would be a “U.S. real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New legislation relating to foreign accounts

Legislation enacted in 2010 (“FATCA legislation”) generally imposes a withholding tax of 30% on dividend income paid on, and the gross proceeds of a disposition of, shares of stock paid after December 31, 2012, to (i) a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. Under proposed regulations and related guidance from the IRS, this new withholding tax will not apply (i) to dividend income on stock that is paid on or before December 31, 2013, or (ii) to gross proceeds from the disposition of stock paid on or before December 31, 2016. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. J.P. Morgan Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as representatives of the underwriters. Under the terms and subject to the conditions contained in an underwriting agreement dated October 24, 2012, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	3,200,000
Goldman, Sachs & Co.	3,200,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,133,333
Credit Suisse Securities (USA) LLC.	2,133,333

Total	10,666,666

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters have agreed to reimburse us for $400,000 in expenses in connection with this offering.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $0.45 per share. After the public offering of the shares, the underwriters may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,600,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters per share of our common stock. The following table shows the per share and total underwriting discounts and commissions we will pay, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of share purchase option	With full exercise of share purchase option

Per share	$0.75	$0.75
Total	$8,000,000	$9,200,000

We estimate that the total expenses of this offering, including registration, filing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in, any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters, for a period of 90 days after the date of this prospectus supplement, other than (1) the shares of our common stock to be sold hereunder; (2) any shares of our common stock issued upon the exercise of options, or the vesting of stock units, outstanding as of the date of the underwriting agreement and granted under any of our stock-based compensation plans; (3) restricted shares of our common stock, options to purchase shares of our common stock and stock units with respect to shares of our common stock and (4) any shares issued in accordance with the term of any convertible securities outstanding as of the date of the underwriting agreement in each case, granted in the ordinary course under any of our stock-based compensation plans outstanding as of the date of the underwriting agreement.

Our directors and executive officers have agreed with the underwriters not to, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in, our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) transfers of shares of our common stock as a bona fide gift or gifts; (B) in the case of a stock option expiring during the period when the restrictions in this paragraph continue, sales, exchanges, swaps or other transfers or dispositions of shares of our common stock issuable upon the exercise thereof to us in an amount limited to the amount necessary to cover the exercise price thereof or to satisfy the tax withholding in connection with the exercise thereof; and (C) in the case of restricted stock vesting during the period when the restrictions described in this paragraph continue, sales, exchanges, swaps or other transfers or dispositions of shares of our common stock so vested to the Company in an amount limited to the amount necessary to satisfy the tax withholding in connection with the vesting thereof; provided that in the case of clause (A), each transferee executes and delivers to the representatives a lock-up letter in the form of this paragraph and no filing by any party under the Exchange Act or other public announcement is required or is made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the 90-day restricted period referred to above).

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Our common stock is listed on the New York Stock Exchange under the symbol “NAV.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of the shares of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through the option to purchase additional shares. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in over the counter market or otherwise.

In addition, in connection with this offering certain of the underwriters may engage in passive market making transactions in our common stock on the New York Stock Exchange prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the New York Stock Exchange no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, J.P. Morgan Securities LLC is a joint lead arranger and joint bookrunner under the Term Loan Facility, a joint lead arranger and joint book manager under the New ABL Facility and a joint lead arranger and joint book manager under the Credit Agreement; JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is a lender, collateral agent and administrative agent under the Term Loan Facility, a syndication agent under the New ABL Facility and administrative agent, a lender, a swingline lender and an issuing bank under the Credit Agreement; Credit Suisse Securities (USA) LLC is a joint bookrunner under the Term Loan Facility and a joint book manager under the New ABL Facility; Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is a lender under the Term Loan Facility, an issuing bank under the New ABL Facility and a lender under the Credit Agreement; Merrill Lynch, Pierce, Fenner & Smith Incorporated is a joint bookrunner under the Term Loan Facility, a joint lead arranger and joint book manager under the New ABL Facility and a joint lead arranger and joint book manager under the Credit Agreement; Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender the Term Loan Facility, administrative agent, an issuing bank, swingline lender and lender under the New ABL Facility and syndication agent and a lender under the Credit Facility; Goldman, Sachs & Co. is an advisor to the Company with respect to certain corporate governance matters; Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co. is a joint lead arranger, joint bookrunner and lender under the Term Loan Facility; Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. is a lender under the Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Legal matters

Certain legal matters regarding the validity of the common stock will be passed upon for us by Kirkland & Ellis, LLP, Chicago, Illinois (a partnership which includes professional corporations). The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Independent registered public accounting firm

The consolidated financial statements of Navistar International Corporation and subsidiaries as of October 31, 2011 and 2010, and for each of the years in the three-year period ended October 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of October 31, 2011 noted that the Company acquired NC2 Global, LLC during 2011, and management excluded from its assessment of internal controls over financial reporting as of October 31, 2011, NC2 Global, LLC’s internal control over financial reporting, which was associated with approximately 1% of total assets and less than 1% of total revenues included in the consolidated financial statements of the Company as of and for the year ended October 31, 2011. The audit report on the effectiveness of internal control over financial reporting of the Company as of October 31, 2011 also excluded an evaluation of the internal control over financial reporting of NC2 Global, LLC.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement. We incorporate by reference the following documents:

•	Our 2011 Annual Report, as filed with the SEC on December 20, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended January 31, April 30, and July 31, 2012, as filed with the SEC on March 8, June 7 and September 6, 2012, respectively;

•	Portions of our Proxy Statement, as filed with the SEC on January 20, 2012, that are incorporated by reference into the 2011 Annual Report; and

•	Our Current Reports on Form 8-K, as filed with the SEC on the following dates: November 7, November 10, November 15, December 7, December 19 and December 20, 2011, February 21,

March 22, March 22,February 21, March 22, June 20, July 12, August 2, August 8, August 23, August 30, September 11, October 10, October 17 and October 22, 2012.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished to, but not filed with, the SEC, including, but not limited to, information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit to such Form 8-K.

You may request a copy of any of these documents at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number: Navistar International Corporation, 2701 Navistar Drive, Lisle, Illinois 60532, Attention: Investor Relations; Telephone: (331) 332-2143.

Selected consolidating financial data

We have included elsewhere in this prospectus supplement supplemental financial operating data of our manufacturing operations with our financial services operations set forth on an after-tax equity basis of accounting. Our manufacturing operations, for this purpose, include our Truck, Engine and Parts segments and Corporate items, which includes certain eliminations. We have included this supplemental financial and operating data to assist prospective investors in evaluating an investment in the common stock being offered in this offering. This information does not represent our consolidated financial statements prepared in accordance with GAAP and should not be considered in isolation or as a substitute for our financial data that has been prepared in accordance with generally accepted accounting principles that has been included or incorporated by reference in this prospectus supplement. The following tables provide reconciliations of these non-GAAP financial measures to our GAAP condensed consolidated financial statements for each of the periods presented in this prospectus supplement. We have reconciled these non-GAAP financial measures by adding the results of our financial services operations, making the necessary adjustments to eliminate certain inter-company transactions between our manufacturing operations and financial services operations and adjusting for reclassifications. Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations.

	Nine months ended July 31, 2012
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of operations

Sales of manufactured products	$9,540	$—	$—	$9,540
Financial revenues	—	199	(70)	129

Sales and revenue, net	9,540	199	(70)	9,669

Costs of products sold	8,518	—	—	8,518
Restructuring charges	24	—	—	24
Impairment of property and equipment and intangible assets	38	—	—	38
Selling, general and administrative expenses	1,009	63	(4)	1,068
Engineering and product development costs	408	—	—	408
Interest expense	119	67	(4)	182
Other expense (income), net	94	(6)	(62)	26

Total costs and expenses	10,210	124	(70)	10,264
Equity in loss of non-consolidated affiliates	(21)	—	—	(21)

Income (loss) before income taxes and equity income from financial services operations	(691)	75	—	(616)
Equity income from financial services operations	48	—	(48)	—

Income (loss) before income taxes	(643)	75	(48)	(616)
Income tax benefit (expense)	437	(27)	—	410

Net income (loss)	(206)	48	(48)	(206)
Less: Income attributable to non-controlling interests	35	—	—	35

Net income (loss) attributable to Navistar International Corporation	$(241)	$48	$(48)	$(241)

	Nine months ended July 31, 2011
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of operations

Sales of manufactured products	$9,481	$—	$—	$9,481
Financial revenues	—	229	(75)	154

Sales and revenue, net	9,481	229	(75)	9,635

Costs of products sold	7,830	—	—	7,830
Restructuring charges	79	1	—	80
Impairment of property and equipment and intangible assets	64	—	—	64
Selling, general and administrative expenses	951	58	(3)	1,006
Engineering and product development costs	407	—	—	407
Interest expense	112	83	(8)	187
Other expense (income), net	40	(15)	(64)	(39)

Total costs and expenses	9,483	127	(75)	9,535
Equity in loss of non-consolidated affiliates	55	—	—	55

Income (loss) before income taxes and equity income from financial services operations	(57)	102	—	45
Equity income from financial services operations	67	—	(67)	—

Income before income taxes	10	102	(67)	45
Income tax benefit (expense)	1,493	(35)	—	1,458

Net income	1,503	67	(67)	1,503
Less: Income attributable to non-controlling interests	35	—	—	35

Net income attributable to Navistar International Corporation	$1,468	$67	$(67)	$1,468

	Fiscal year ended October 31, 2011
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of operations

Sales of manufactured products	$13,758	$—	$—	$13,758
Financial revenues	—	290	(90)	200

Sales and revenue, net	13,758	290	(90)	13,958

Costs of products sold	11,262	—	—	11,262
Restructuring charges	91	1	—	92
Impairment of property and equipment and intangible assets	64	—	—	64
Selling, general and administrative expenses	1,360	78	(4)	1,434
Engineering and product development costs	532	—	—	532
Interest expense	148	109	(10)	247
Other expenses (income), net	38	(26)	(76)	(64)

Total costs and expenses	13,495	162	(90)	13,567
Equity in loss of non-consolidated affiliates	(71)	—	—	(71)

Income before income taxes and equity income from financial services operations	192	128	—	320
Equity income from financial services operations	80	—	(80)	—

Income before income taxes	272	128	(80)	320
Income tax benefit (expense)	1,506	(48)	—	1,458

Net income	1,778	80	(80)	1,778
Less: Income attributable to non-controlling interests	55	—	—	55

Net income attributable to Navistar International Corporation	$1,723	$80	$(80)	$1,723

	Fiscal year ended October 31, 2010
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of operations

Sales of manufactured products	$11,926	$—	$—	$11,926
Financial revenues	—	309	(90)	219

Sales and revenue, net	11,926	309	(90)	12,145

Costs of products sold	9,741	—	—	9,741
Restructuring charges (benefit)	(19)	4	—	(15)
Impairment of property and equipment and intangible assets	—	—	—	—
Selling, general and administrative expenses	1,293	119	(6)	1,406
Engineering and product development costs	464	—	—	464
Interest expense	154	113	(14)	253
Other expense (income), net	48	(22)	(70)	(44)

Total costs and expenses	11,681	214	(90)	11,805
Equity in loss of non-consolidated affiliates	(50)	—	—	(50)

Income before income taxes and equity income from financial services operations	195	95	—	290
Equity income from financial services operations	64	—	(64)	—

Income before income taxes	259	95	(64)	290
Income tax benefit (expense)	8	(31)	—	(23)

Net income	267	64	(64)	267
Less: Income attributable to non-controlling interests	44	—	—	44

Net income attributable to Navistar International Corporation	$223	$64	$(64)	$223

	Fiscal year ended October 31, 2009
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of operations

Sales of manufactured products	$11,300	$—	$—	$11,300
Financial revenues	—	348	(79)	269

Sales and revenue, net	11,300	348	(79)	11,569

Costs of products sold	9,366	—	—	9,366
Restructuring charges	59	—	—	59
Impairment of property and equipment and intangible assets	31	—	—	31
Selling, general and administrative expenses	1,218	130	(4)	1,344
Engineering and product development costs	433	—	—	433
Interest expense	99	162	(10)	251
Other expense (income), net	(179)	16	(65)	(228)

Total costs and expenses	11,027	308	(79)	11,256
Equity in income of non-consolidated affiliates	46	—	—	46

Income before income taxes, extraordinary gain and equity income from financial services operations	319	40	—	359
Equity income from financial services operations	25	—	(25)	—

Income before income taxes and extraordinary gain	344	40	(25)	359
Income tax benefit (expense)	(22)	(15)	—	(37)

Income before extraordinary gain	322	25	(25)	322
Extraordinary gain, net of tax	23	—	—	23

Net income	345	25	(25)	345
Less: Income attributable to non-controlling interests	25	—	—	25

Net income attributable to Navistar International Corporation	$320	$25	$(25)	$320

	At July 31, 2012
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated balance sheet

Selected Condensed Balance Sheet Data:
Cash and cash equivalents	$488	$59	$—	$547
Property and equipment, net	1,483	163	—	1,646
Total assets	8,857	3,027	(741)	11,143
Postretirement benefits liabilities	3,119	51	—	3,170
Total debt	2,146	2,266	—	4,412

	Nine months ended July 31, 2012
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of cash flows

Other Financial Data:
Capital expenditures(1)	$248	$2	$—	$250
Depreciation and amortization(2)	229	11	—	240
Net cash provided by (used in) operating activities	(292)	638	—	346
Net cash provided by (used in) investing activities	278	(2)	—	276
Net cash provided by (used) in financing activities	23	(630)	—	(607)

(1)	Excludes purchase of equipment leased to others.

(2)	Includes $22 million and $9 million of amortization of deferred financing fees for manufacturing operations and financial services operations, respectively.

	Nine months ended July 31, 2011
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of cash flows

Other Financial Data:
Capital expenditures(1)	$290	$1	$—	$291
Depreciation and amortization(2)	235	15	—	250
Net cash provided by operating activities	236	303	—	539
Net cash used in investing activities	(359)	(11)	—	(370)
Net cash used in financing activities	(5)	(312)	—	(317)

(1)	Excludes purchase of equipment leased to others.

(2)	Includes $21 million and $12 million of amortization of deferred financing fees for manufacturing operations and financial services operations, respectively.

	Fiscal year ended October 31, 2011
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of cash flows

Other Financial Data:
Capital expenditures(1)	$427	$2	$—	$429
Depreciation and amortization(2)	314	20	—	334
Net cash provided by operating activities	680	200	—	880
Net cash used in investing activities	(617)	(206)	—	(823)
Net cash (used in) provided by financing activities	(106)	6	—	(100)

(1)	Excludes purchase of equipment leased to others.

(2)	Includes $28 million and $16 million of amortization of deferred financing fees for manufacturing operations and financial services operations, respectively.

	Fiscal year ended October 31, 2010
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of cash flows

Other Financial Data:
Capital expenditures(1)	$232	$2	$—	$234
Depreciation and amortization(2)	287	16	—	303
Net cash provided by operating activities	409	698	—	1,107
Net cash provided by (used in) investing activities	(916)	472	10	(434)
Net cash used in financing activities	(110)	(1,180)	(10)	(1,300)

(1)	Excludes purchase of equipment leased to others.

(2)	Includes $26 million and $12 million of amortization of deferred financing fees for manufacturing operations and financial services operations, respectively.

	Fiscal year ended October 31, 2009
(in millions)	Manufacturing operations	Financial services operations	Adjustments	Consolidated statement of cash flows

Other Financial Data:
Capital expenditures(1)	$148	$3	$—	$151
Depreciation and amortization(2)	290	14	—	304
Net cash provided by operating activities	534	704	—	1,238
Net cash (used in) provided by investing activities	(282)	50	20	(212)
Net cash provided by (used in) financing activities	36	(780)	(20)	(764)

(1)	Excludes purchase of equipment leased to others.

(2)	Includes $6 million and $10 million of amortization of deferred financing fees for manufacturing operations and financial services operations, respectively.

PROSPECTUS

Navistar International Corporation

Debt Securities

Common Stock

Preferred Stock

Preference Stock

Depositary Shares

Warrants

Purchase Contracts

Units

Subscription Rights

We may offer and sell, from time to time, in one or more offerings, any combination of the following types of securities:

•	debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other unsecured evidences of indebtedness;

•	warrants to purchase debt securities;

•	shares of our common stock;

•	warrants to purchase common stock;

•	shares of our preferred stock;

•	shares of our preference stock;

•	depositary shares;

•	purchase contracts;

•	units;

•	subscription rights; or

•	any combination of these securities.

Our principal operating subsidiary, Navistar, Inc., may guarantee some or all of our debt securities. The securities may be offered separately or together in any combination and as separate series.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement. The prospectus supplements may also add, update or change information contained in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “NAV.”

Investing in our debt securities, common stock, preferred stock, preference stock, depository shares, warrants, purchase contracts and units involves risks. You should carefully consider the risk factors referred to on page 5 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 24, 2012.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

i

Unless the context indicates otherwise, as used in this prospectus: (i) “the Company,” “us,” “we,” “our” and “Navistar” refer to Navistar International Corporation and its consolidated subsidiaries and their respective predecessors; (ii) “NIC” refers to Navistar International Corporation, exclusive of its subsidiaries; (iii) “NFC” refers to Navistar Financial Corporation, a wholly-owned finance subsidiary of Navistar, Inc.; (iv) “North America” refers to the United States and Canada; (v) “our common stock” refers to the common stock of NIC and includes, unless the context otherwise requires, the associated preferred stock purchase rights that are attached to such common stock; and (vi) “this prospectus” refers to this prospectus and any applicable prospectus supplement. References to our “common stock” refer to the common stock of NIC.

Our fiscal year ends on October 31. Our fiscal years are identified in this prospectus according to the calendar year in which they end. For example, our fiscal year ended October 31, 2011 is referred to as “fiscal 2011.” All references to a particular year that is not preceded with the word “fiscal” refer to the calendar year.

ii

WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith file periodic reports, proxy statements and other information with the SEC. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K (including any exhibits included with such items)):

•

our Annual Report on Form 10-K for the fiscal year ended October 31, 2011 filed with the SEC on December 20, 2011, including the information specifically incorporated in our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A (filed on January 20, 2012);

•	our Quarterly Report on Form 10-Q for the quarter ended January 31, 2012 filed with the SEC on March 8, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended April 30, 2012 filed with the SEC on June 7, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended July 31, 2012 filed with the SEC on September 6, 2012;

•

our Current Reports on Form 8-K, as filed with the SEC on the following dates: November 7, November 10, November 15, December 7, December 19 and December 20, 2011 and February 21, March 22, March 22, June 20, July 6, July 12, August 2, August 8, August 23, August 30, August 30, September 11, October 10 and October 17, 2012; and

•

the description of the number of authorized shares of our capital stock set forth in Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 17, 2011, the description of our common stock, par value $0.10 per share, attached as Exhibit A to our Current Report on Form 8-K filed with the SEC on June 9, 2003, including the description of the preferred stock purchase rights associated therewith, as set forth in our Registration Statement on Form 8-A filed with the SEC on June 22, 2012, as amended by our Registration Statement on Form 8-A/A filed with the SEC on October 10, 2012, and as amended by our Registration Statement on Form 8-A/A filed with the SEC on October 22, 2012.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current

Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

Navistar International Corporation

2701 Navistar Drive

Lisle, Illinois 60532

Attention: Investor Relations

(331) 332-5000

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Such forward-looking statements include, but are not limited to, statements concerning:

•	estimates we have made in preparing our financial statements;

•	our development of new products and technologies;

•	the anticipated sales, volume, demand, and markets for our products;

•	the anticipated performance and benefits of our products and technologies, including our exhaust gas recirculation technologies;

•	our ability to meet federal and state regulatory heavy duty diesel emission standards applicable to certain of our engines;

•	our business strategies and long-term goals and activities to accomplish such strategies and goals;

•	anticipated benefits from acquisitions, strategic alliances, and joint ventures we complete;

•	our expectations relating to the dissolution of our Blue Diamond Truck joint venture with Ford expected in December 2014;

•

our expectations and estimates relating to restructuring activities, including restructuring and integration charges and timing of cash payments related thereto, and operational flexibility, savings, and efficiencies from such restructurings;

•	our expectations relating to our retail finance receivables and retail finance revenues;

•	our anticipated capital expenditures;

•	our expectations relating to payments of taxes;

•	our expectations relating to warranty costs;

•	costs relating to litigation matters;

•	estimates relating to pension plan contributions;

•	trends relating to commodity prices; and

•	anticipated trends, expectations, and outlook relating to matters affecting our financial condition or results of operations.

These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause or contribute to differences in our future financial results include those discussed in Part I, Item 1A, Risk Factors, included within our Annual Report on Form 10-K for the year ended October 31, 2011, which was filed with the SEC on December 20, 2011 and Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the three months ended July 31, 2012, which was filed with the SEC on September 6, 2012, as well as those discussed elsewhere in this prospectus, any accompanying prospectus supplement or in any document incorporated by reference herein.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. You should carefully read the factors described in the “Risk Factors” section of this prospectus and the documents incorporated by reference into this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

Forward-looking statements speak only as of the date they were made. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

OUR COMPANY

Overview

We are a leading manufacturer of International ® brand commercial and military trucks, IC Bus ™(“IC”) brand buses, MaxxForce® brand diesel engines and recreational vehicles (“RVs”) under the Monaco® (“Monaco”) family of brands), as well as a provider of service parts for all makes of trucks and trailers. Additionally, we are a private-label designer and manufacturer of diesel engines for the pickup truck, van, and sport utility vehicle (“SUV”) markets. We also provide retail, wholesale, and lease financing of our trucks and parts.

We market our commercial products primarily through our extensive independent dealer network in North America, which offers a comprehensive range of services and other support functions to our end users. Our commercial trucks are distributed in virtually all key markets in North America, as well as select markets outside of North America, through our distribution and service network comprised, as of October 31, 2011, of 783 U.S. and Canadian dealer and retail outlets, 84 Mexican dealer locations, and 107 international dealer locations. Parts are delivered to our customers either through one of our eleven regional parts distribution centers in North America or through direct shipment from our suppliers for parts not generally stocked at our distribution centers. We provide certain financial services to our customers and dealers through NFC and our foreign finance operations.

We operate in four industry segments: Truck, Engine, Parts (collectively called “manufacturing operations”), and Financial Services, which consists of NFC and our foreign finance operations (collectively called “financial services operations”). Corporate contains those items that do not fit into our four segments.

A brief discussion of each of our industry segments is set forth below:

Truck Segment

The Truck segment manufactures and distributes a full line of Class 4 through 8 trucks and buses in the common carrier, private carrier, government, leasing, construction, energy/petroleum, military vehicle, and student and commercial transportation markets under the International and IC brands. This segment also produces RVs, including non-motorized towables, under the Monaco family of brands, and concrete mixers under the Continental Mixers brand. The Truck segment is our largest operating segment based on total external sales and revenues.

Engine Segment

The Engine segment designs and manufactures diesel engines across the 50 through 550 horsepower range under the MaxxForce brand name for use primarily in our International branded Class 6 and 7 medium trucks, Class 8 heavy trucks, and military vehicles. The Engine segment also produces diesel engines for all IC and Monaco applications. In addition to providing high-tech diesel engines for Navistar captive applications, our engines are also sold to global original equipment manufacturers (“OEMs”) for various on-and-off-road applications. Our engines are sold in all areas of the world for use in an assortment of applications utilizing the MaxxForce brand name. Also, we offer contract manufacturing services to OEMs for the assembly of their engines. The Engine segment is our second largest operating segment based on total external sales and revenues and has manufacturing operations in the United States, Brazil and Argentina.

Parts Segment

The Parts segment supports our brands of International commercial and military trucks, IC buses, MaxxForce engines, as well as our other product lines, by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts. We distribute service parts in North America and the rest of the world through the dealer network that supports our Truck and Engine segments.

Financial Services Segment

The Financial Services segment provides and manages retail, wholesale, and lease financing of products sold by the Truck and Parts segments and their dealers within the U.S. and Mexico. Substantially all revenues earned by the Financial Services segment are derived from supporting the sales of our vehicles and products. We also finance wholesale and retail accounts receivable, of which substantially all revenues earned are received from the Truck and Parts segments. The Financial Services segment continues to meet the primary goal of providing and managing financing to our customers in U.S. and Mexico markets by arranging cost effective funding sources, while working to mitigate credit losses and impaired vehicle asset values. This segment provided wholesale financing for 90% and 96% of our new truck inventory sold by us to our dealers and distributors in the U.S. in 2011 and 2010, respectively.

Corporate Structure

Our common stock is publicly traded on the New York Stock Exchange under the symbol “NAV.” NIC is a holding company, and conducts its manufacturing operations principally through Navistar, Inc. and, to a lesser extent, through certain other wholly owned foreign and domestic subsidiaries. Our manufacturing operations are supported by our financial services subsidiaries, including NFC. NFC is a wholly owned subsidiary of Navistar, Inc.

NIC and Navistar, Inc. are corporations organized under the laws of the State of Delaware. Navistar, Inc. is the successor to the truck and engine business of International Harvester Company, which began business in 1907. NIC’s principal executive offices are located at 2701 Navistar Drive, Lisle, Illinois 60532, and its telephone number at this location is (331) 332-5000. NIC’s website is www.navistar.com. Information on our website should not be construed to be part of this prospectus.

The marks “International®,” “MaxxForce®,” “Monaco®,” “ProStar®” and “LoneStar®” and our logo are registered United States trademarks of Navistar and the mark “IC Bus™” is a trademark of Navistar. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10—K, as updated by our quarterly reports on Form 10—Q and other filings we make with the SEC. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of our securities offered by this prospectus for the repayment of indebtedness and/or for general corporate and working capital purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

Nine Months Ended July 31,		Fiscal Year Ended October 31,
2012	2011	2011	2010	2009	2008	2007
—	1.25x	2.13x	2.08x	2.28x	1.41x	—

The ratio of earnings to fixed charges is determined by dividing the sum of pre-tax income from continuing operations, adjusted for interest expense, debt amortization expense, minority interest and the portion of rental expense deemed representative of an interest factor, less minority interest, by the sum of capitalized interest, interest expense and debt amortization expense. For the nine months ended July 31, 2012 and fiscal 2007, our earnings were insufficient to cover fixed charges by approximately $633 million and $43 million, respectively.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

The following description of the debt securities and terms of the indentures, as defined below, is a summary. It summarizes only those aspects of the debt securities and those portions of the indentures, which we believe will be most important to your decision to invest in our debt securities. You should keep in mind, however, that it is the indentures, and not this summary, which define your rights as a debtholder. There may be other provisions in the indentures which are also important to you. You should read the indentures for a full description of the terms of the debt. We will file the forms of indentures with the SEC as exhibits to our registration statement, of which this prospectus is a part. See “Where You Can Find More Information” above for information on how to obtain copies of them.

General

We may issue senior or subordinated debt securities, which will be direct, general obligations of NIC that may be secured or unsecured.

The senior debt securities will constitute part of our senior debt, will be issued under the senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under the subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior debt,” as defined in the indenture with respect to subordinated debt securities. The prospectus supplement for any series of subordinated debt securities or the information incorporated in this prospectus by reference will indicate the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior debt or other indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The debt securities may have the benefit of guarantees (each, a “guarantee”) by Navistar, Inc., our principal operating subsidiary (the “guarantor”), on a senior or subordinated basis. Unless otherwise expressly stated or the context otherwise requires, as used in this section, the term “guaranteed debt securities” means debt securities that, as described in the prospectus supplement relating thereto, are guaranteed by the guarantor pursuant to the applicable indenture.

The senior debt securities and subordinated debt securities will be governed by an indenture between us and one or more trustees selected by us. The indentures are substantially identical, except for certain provisions including those relating to subordination, which are included only in the indenture related to subordinated debt securities. When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

Series of Debt Securities

We may issue multiple debt securities or series of debt securities under either indenture. This section summarizes terms of the securities that apply generally to all debt securities and series of debt securities. The provisions of each indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under that indenture, but also to “reopen” a previously issued series of debt securities and issue additional debt securities of that series. We will describe most of the financial and other specific terms of a particular series, whether it be a series of the senior debt securities or subordinated debt securities, in the prospectus supplement for that series. Those terms may vary from the terms described here.

Amounts of Issuances

The indentures do not limit the amount of debt securities that may be issued under them. We may issue the debt securities from time to time in one or more series. We are not required to issue all of the debt securities of one series at the same time and, unless otherwise provided in the applicable indenture or prospectus supplement, we may reopen a series and issue additional debt securities of that series without the consent of the holders of the outstanding debt securities of that series.

Principal Amount, Stated Maturity and Maturity

Unless otherwise stated, the principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of the debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Specific Terms of Debt Securities

The applicable prospectus supplement will describe the specific terms of the debt securities, which will include some or all of the following:

•	the title of the series and whether it is a senior debt security or a subordinated debt security;

•	any limit on the total principal amount of the debt securities of the same series;

•	the stated maturity;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue the debt security, expressed as a percentage of the principal amount, and the original issue date;

•	whether the debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security;

•	if the debt security is a fixed rate debt security, the yearly rate at which the debt security will bear interest, if any, and the interest payment dates;

•

if the debt security is a floating rate debt security, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•

if the debt security is an indexed debt security, the principal amount, if any, we will pay at maturity, interest payment dates, the amount of interest, if any, we will pay on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which the debt security will be exchangeable for or payable in cash, securities or other property;

•

if the debt security may be converted into or exercised or exchanged for common or preferred stock or other securities of the Company or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if the debt security is also an original issue discount debt security, the yield to maturity;

•

if applicable, the circumstances under which the debt security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•

the depositary for the debt security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue the debt security in book-entry form only;

•

if applicable, the circumstances under which we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	whether the debt security will be guaranteed by the guarantor and, if so, to the extent the terms thereof differ from those described in this prospectus, a description of the terms of the guarantee;

•	the assets, if any, that will be pledged as security for the payment of the debt security;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for the debt security, as applicable; and

•	any other terms of the debt security and any guarantees of the debt security, which could be different from those described in this prospectus.

Governing Law

The indentures and the debt securities (and any guarantees thereof) will be governed by New York law, without regard to conflicts of laws principles thereof.

Form of Debt Securities

We will issue each debt security only in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. In addition, we will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in global form and for which DTC acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair a holder’s ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or has ceased to be a registered clearing agency and we do not appoint another institution to act as depositary within 90 days; or

•	we notify the trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Exchange Act;

•

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates;

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations;

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc.; and

•

Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Investors may hold interests in the debt securities outside the United States through the Euroclear System (“Euroclear”) or Clearstream Banking (“Clearstream”) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time JPMorgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, N.A. will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•

It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•

Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•

The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•

The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants; and

•

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•

It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•

Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•

Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of debt securities offered by this prospectus;

•

Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly; and

•

Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the descriptions herein of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, any underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to a debt security, we will describe them in your prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the indenture for the relevant series to merge or consolidate with another corporation or other entity. We are also permitted under the indenture for the relevant series to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of debt securities, however, we may not take any of these actions unless all the following conditions, among other things, are met.

•

If the successor entity in the transaction is not the Company, the successor entity must expressly assume our obligations under the debt securities of that series and the indenture with respect to that series. The successor entity may be organized and existing under the laws of the United States, any State thereof or the District of Columbia.

•

Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of the Company but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under the debt securities of any series and the indenture with respect to that series.

Subordination Provisions

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior debt, as defined in the subordinated debt indenture, including all debt securities we have issued and will issue under the senior debt indenture.

The subordinated debt indenture defines “senior debt” as:

•

our indebtedness under or in respect of our credit agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), capital lease obligations, deferred purchase price of property obligations, reimbursement obligations, fees, commissions, expenses, indemnities, dividends, hedging obligations or other amounts; and

•

any other indebtedness permitted under the terms of that indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the subordinated debt securities.

Notwithstanding the foregoing, “senior debt” will not include: (i) equity interests; (ii) any liability for taxes; (iii) any trade payables; (iv) any indebtedness subordinated or junior to other indebtedness or other obligation; or (v) any indebtedness incurred in violation of the subordinated debt indenture.

We may modify the subordination provisions, including the definition of senior debt, with respect to one or more series of subordinated debt securities. Such modifications will be set forth in the applicable prospectus supplement.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets;

•

(a) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (b) in the event that any event of default with respect to any senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any subordinated debt securities have been declared due and payable before their stated maturity.

If the trustee under the subordinated debt indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior debt.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

The subordinated debt indenture allows the holders of senior debt to obtain a court order requiring us and any holder of subordinated debt securities to comply with the subordination provisions.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities, or if so provided in the applicable prospectus supplement, obligations other than government securities, sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•

we will be discharged from our obligations with respect to the debt securities of such series and all obligations of the guarantor, if any, of such debt securities will also be discharged with respect to the guarantee of such debt securities (“legal defeasance”); or

•	we will be discharged from any covenants we make in the applicable indenture for the benefit of such series and the related events of default will no longer apply to us (“covenant defeasance”).

If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of debt securities will also survive.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Upon the effectiveness of defeasance with respect to any series of guaranteed debt securities, the guarantor of the debt securities of such series shall be automatically and unconditionally released and discharged from all of its obligations under its guarantee of the debt securities of such series and all of its other obligations under the applicable indenture in respect of the debt securities of that series, without any action by the Company, the guarantor or the trustee and without the consent of the holders of any debt securities.

In addition, we may satisfy and discharge all our obligations under the indenture with respect to debt securities of any series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the trustee for cancellation; or

•

all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

Default, Remedies and Waiver of Default

Unless otherwise specified in the applicable prospectus supplement, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

•

we do not pay the principal or any premium on any debt security of that series when due at its stated maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

•	we do not pay interest on any debt security of that series within 30 days after the due date;

•	we fail to comply with our obligations under the merger covenant;

•

we or the guarantor fails to comply for 60 days after notice with its other agreements contained in the indenture. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of debt securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the Company occur; or

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular debt security or debt securities within a series, as indicated in the applicable prospectus supplement.

If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of an event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “—Subordination Provisions.”

Except as otherwise specified in the applicable prospectus supplement, if an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. Except as otherwise specified in the applicable prospectus supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to the Company, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of debt securities. Except as otherwise specified in the applicable prospectus supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the relevant indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee protection satisfactory to it from loss, liability or expense. These majority holders may also direct the trustee in performing any other action under the relevant indenture with respect to the debt securities of that series.

Before a holder may take steps to enforce its rights or protect its interests relating to any debt security, all of the following must occur:

•	the holder must give the trustee written notice that an event of default has occurred with respect to the debt securities of the series, and the event of default must not have been cured or waived;

•

the holders of at least 25% in principal amount of all debt securities of the series must request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the debt securities of the series must not have given the trustee directions that are inconsistent with such request.

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default. The holders of a majority in principal amount of the debt securities of any series may by notice to the trustee waive an existing default and its consequences for all debt securities of that series except (i) a default in the payment of the principal of or interest on a debt security (ii) a default arising from the failure to redeem or purchase any debt security when required pursuant to the indenture or (iii) a default in respect of a provision that under the indenture cannot be amended without the consent of each securityholder affected. If a waiver occurs, the default is deemed cured, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

Annual Information about Defaults to the Trustee. We will furnish each trustee every year a certificate indicating whether the signers thereof know of any default that occurred in the previous year.

Modifications and Waivers

Changes Requiring Each Holder’s Approval. We, along with the guarantor and the trustee, may amend the indentures or the debt securities with the written consent of the holders of at least a majority in principal amount of the debt securities then outstanding. However, without the consent of each securityholder affected thereby, an amendment or waiver may not:

•	reduce the amount of debt securities whose holders must consent to an amendment;

•	reduce the rate of, or extend the time for payment of, the interest on any debt security;

•	reduce the principal of or change the stated maturity on any debt security;

•	reduce the amount payable upon redemption of any debt security or change the time at which any debt security may be redeemed as described in the applicable indenture;

•	permit redemption of a debt security if not previously permitted;

•	change the currency of any payment on a debt security;

•

impair the right of any holder of a debt security to receive payment of principal of and interest on such holder’s debt security on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s debt security;

•	change the amendment provisions which require each holder’s consent or in the waiver provisions;

•	change the ranking or priority of any debt security that would adversely affect the securityholders; or

•	change or release, other than in accordance with the indenture, any subsidiary guaranty that would adversely affect the securityholders.

Changes Not Requiring Approval. We, along with the guarantor and the trustee, may amend the indentures or the debt securities without notice to or consent of any securityholder:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption by a successor corporation of the obligations of the Company or the guarantor under the indenture;

•

to provide for uncertificated debt securities in addition to or in place of certificated debt securities (provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated debt securities are described in Section 163(f)(2)(B) of the Code);

•	to add guarantees with respect to the debt securities, including any subsidiary guaranties, or to secure the debt securities;

•	to add to the covenants of the Company or the guarantor for the benefit of the holders of the debt securities or to surrender any right or power conferred upon the Company or the guarantor;

•	to make any change that does not adversely affect the rights of any holder of the debt securities;

•	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•

to make any amendment to the provisions of the indenture relating to the transfer and legending of debt securities; provided, however, that (a) compliance with the indenture as so amended would not result in debt securities being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer debt securities.

Modification of Subordination Provisions. We may not amend the indenture related to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior debt then outstanding who would be adversely affected (or the group or representative thereof authorized or required to consent thereto pursuant to the instrument creating or evidencing, or pursuant to which there is outstanding, such senior debt). In addition, we may not modify the subordination provisions of the indenture related to subordinated debt securities in a manner that would adversely affect the subordinated debt securities of any one or more series then outstanding in any material respect, without the consent of the holders of a majority in aggregate principal amount of all affected series then outstanding, voting together as one class (and also of any affected series that by its terms is entitled to vote separately as a series, as described below).

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

Changes Requiring Majority Approval. Any other change to a particular indenture and the debt securities issued under that indenture would require the following approval:

If the change affects only particular debt securities within a series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of such particular debt securities; or

If the change affects debt securities of more than one series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of all debt securities of all such series affected by the change, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all debt securities of such series, in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. This means that modification of terms with respect to certain securities of a series could be effectuated without obtaining the consent of the holders of a majority in principal amount of other securities of such series that are not affected by such modification.

Special Rules for Action by Holders

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the applicable indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of debt securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under either indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer

If any debt securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. Holders may not exchange debt securities for securities of a different series or having different terms, unless permitted by the terms of that series and described in the applicable prospectus supplement.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for a debt security, they will be named in the applicable prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the debt securities of any series to the holders of record of those debt securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Guarantees

The debt securities of any series may be guaranteed by the guarantor. However, the applicable indenture governing the debt securities will not require that the guarantor guarantee any series of debt securities. As a result, a series of debt securities may or may not have any guarantor.

If the Company issues a series of guaranteed debt securities, a description of some of the terms of guarantees of those debt securities will be set forth in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the guarantor of the debt securities of such series will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, on each debt security of such series, all in accordance with the terms of such debt securities and the applicable indenture.

Notwithstanding the foregoing, unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will contain provisions to the effect that the obligations of the guarantor under its guarantees and such indenture shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of the guarantor, result in the obligations of the guarantor under such guarantee and such indenture not constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, there can be no assurance that, notwithstanding such limitation, a court would not determine that a guarantee constituted a fraudulent conveyance or fraudulent transfer under applicable law. If that were to occur, the court could void the guarantor’s obligations under that guarantee, subordinate that guarantee to other debt and other liabilities of the guarantor or take other action detrimental to holders of the debt securities of the applicable series, including directing the holders to return any payments received from the guarantor.

Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will (i) provide that, upon the sale or disposition (by merger or otherwise) of the guarantor, (x) if the transferee is not an affiliate of the Company, the guarantor will automatically be released from all obligations under its guarantee of such debt securities or (y) otherwise, the transferee (if other than the Company) will assume the guarantor’s obligations under its guarantee of such debt securities and (ii) permit us to cause the guarantee of such debt securities to be released at any time if we satisfy such conditions, if any, as are specified in the prospectus supplement for such debt securities.

The applicable prospectus supplement relating to any series of guaranteed debt securities will specify other terms of the applicable guarantees.

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by the guarantor, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the unsubordinated and unsecured obligation of the guarantor and will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of the guarantor.

Any guarantee of any debt securities will be effectively subordinated to all existing and future secured indebtedness of the guarantor, including any secured guarantees of other Company debt, to the extent of the value of the collateral securing that indebtedness. Consequently, in the event of a bankruptcy, or similar proceeding with respect to the guarantor that has provided a guarantee of any debt securities, the holders of the guarantor’s secured indebtedness will be entitled to proceed directly against the collateral that secures that secured indebtedness and such collateral will not be available for satisfaction of any amount owed by the guarantor under its unsecured indebtedness, including its guarantees of any debt securities, until that secured debt is satisfied in full. Unless otherwise provided in the applicable prospectus supplement, the indenture will not limit the ability of the guarantor to incur secured indebtedness.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by the guarantor, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the subordinated and unsecured obligation of the guarantor and, in addition to being effectively subordinated to secured debt of the guarantor, will be subordinated in right of payment to all of the guarantor’s existing and future senior indebtedness, including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior debt. See “—Subordination Provisions” above.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for the debt security the initial location of each paying agent for that debt security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The prospectus supplement for any debt security will describe any material relationships we may have with the trustee with respect to that debt security.

The same financial institution may initially serve as the trustee for our senior debt securities and subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939, as amended. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary. You should keep in mind, however, that it is our certificate of incorporation, including any certificates of designations or retirement that are a part of our certificate of incorporation, our bylaws and the Delaware General Corporation Law (“DGCL”), and not this summary, which define your rights as a securityholder. There may be other provisions in these documents that are also important to you. You should read these documents for a full description of the terms of our capital stock. Our certificate of incorporation, including any certificates of designations or retirement, and our bylaws are incorporated by reference as exhibits to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

Overview

Our authorized capital stock consists of 286 million shares, of which 220 million shares are designated as common stock, with a par value of $0.10 per share, 26 million shares are designated as class B common, with a par value of $0.10 per share, 30 million shares are designated as preferred stock, with a par value of $1.00 per share and 10 million shares are designated as preference stock, with a par value of $1.00 per share.

Common Stock

The authorized common stock consists of 220 million shares, of which 68,590,627 shares were issued and outstanding and 6,785,815 shares were held in treasury at September 30, 2012.

As of September 30, 2012, we had reserved for issuance: (i) approximately 7.9 million shares of our common stock under our various stock option plans, stock discount purchase plans and other award plans for officers, employees and directors, of which options to purchase approximately 5.7 million shares were outstanding; and (ii) 39,501 shares issuable upon the conversion of our series D preference stock.

Dividend Rights and Restrictions. Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the DGCL, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

Voting Rights. Holders of shares of our common stock are entitled to one vote for each share for the election of directors and on any question arising at any shareowners meeting. The United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), as holder of the series B preference stock, is entitled to elect one member to our board of directors. See“—Preferred Stock and Preference Stock.”

Liquidation Rights. In the event of the voluntary or involuntary dissolution, liquidation or winding up of us, holders of common stock are entitled to receive after satisfaction in full of the prior rights of creditors (including holders of our indebtedness) and holders of preferred stock and preference stock, all of our remaining assets available for distribution.

Miscellaneous. The holders of common stock are not entitled to preemptive, redemption or subscription rights. Computershare Investor Services is the transfer agent and the registrar for the common stock.

Listing. Our common stock is traded on the New York Stock Exchange under the symbol “NAV.”

Preferred Stock and Preference Stock

We are authorized to issue preferred stock and preference stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the shareowners, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock and preference stock. The issuance of preferred stock and preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. We have no present plans to issue any additional series of preferred stock or preference stock.

Two series of preference stock are currently outstanding. Three million shares of convertible junior preference stock, series D are authorized, of which 126,403 shares were outstanding as of September 30, 2012. At that date, one share of nonconvertible junior preference stock, series B was authorized and outstanding and was held by the UAW.

Series D Preference Stock. Holders of shares of series D preference stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on common stock, other than a dividend payable solely in shares of common stock. Holders of series D preference stock have the right at their option to convert shares of the series D preference stock into shares of common stock at any time at a conversion rate of 0.3125 of a share of common stock for each share of series D preference stock, subject to adjustment in certain events. The series D preference stock is redeemable at any time, in whole or in part, at our option upon at least 30 days' advance written notice at the price of $25 per share plus accrued dividends. Generally, holders of series D preference stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of series D preference stock. Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the series D preference stock upon any liquidation, dissolution or winding up of us, holders of the series D preference stock are entitled to receive $25 per share plus accrued dividends.

Series B Preference Stock. In connection with a 1993 restructuring of our post-retirement health care and life insurance benefits pursuant to a settlement agreement, the UAW was issued the series B preference stock. As the holder of the series B preference stock, the UAW is entitled to elect one member of our board of directors until such time as we have fully funded our liability under the health care and life insurance benefits program (subject to such right revesting if such funding later falls below 85% of the fully funded amount). The series B preference stock is not transferable by the UAW, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price at such time as the UAW has not been entitled to elect a director for five consecutive years.

One series of preferred stock is authorized. 220,000 shares of junior participating preferred stock, series A are authorized, of which none were outstanding as of September 30, 2012.

Junior Participating Preferred Stock, Series A. Holders of junior participating preferred stock, series A are entitled to receive accrued quarterly dividends in an amount equal to the greater of (1) $25.00 and (2) 1,000 times (subject to adjustment) the aggregate per share amount of all cash dividends, plus 1,000 times (subject to adjustment) the aggregate per share amount of all non-cash dividends or other distributions other than a dividend payable solely in shares of common stock, declared on the common stock. The junior participating preferred stock, series A ranks junior to all other series of our preferred stock. The junior participating preferred stock, series A is not redeemable.

In the event that we are in arrears in payment of dividends or distributions on the junior participating preferred stock, series A and until all accrued and unpaid dividends and distributions are paid in full, we may not, subject to certain exceptions:

•

declare or pay any dividends on, or make any other distributions on, or redeem or purchase any shares of stock ranking junior to or on parity with the junior participating preferred stock, series A; or

•	purchase any shares of junior participating preferred stock, series A or any shares of stock ranking on a parity with the junior participating preferred stock, series A.

Holders of junior participating preferred stock, series A are entitled to 1,000 votes per share (subject to adjustment) of junior participating preferred stock, series A on all matters submitted to a vote of our stockholders. In the event that we are in arrears in an amount equal to six quarterly dividends with respect to the junior participating preferred stock, series A and until such time as all accrued and unpaid dividends on shares of junior participating preferred stock, series A are paid, all holders of junior participating preferred stock, series A or any preferred stock that is similarly in arrears, voting as a single class, shall have the right to elect two individuals to our board of directors. Holders of at least two-thirds of the number of shares of junior participating preferred stock, series A outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of the junior participating preferred stock, series A.

Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the junior participating preferred stock, series A upon any liquidation, dissolution or winding up of us, holders of the junior participating preferred stock, series A are entitled to receive an amount equal to $1,000 per share of junior participating preferred stock, series A plus accrued and unpaid dividends and distributions thereon. Following such payment, the holders of the junior participating preferred stock, series A will receive no further distributions until the holders of our common stock have received an amount per share equal to the amount per share received by the holders of the junior participating preferred stock, series A as described above, divided by 1,000 (subject to adjustment). Following this payment to the holders of our common stock, the holders of the junior participating preferred stock, series A and our common stock are entitled to receive their ratable share of our remaining assets in a ratio of 1,000 (subject to adjustment) to one, respectively.

In the event of any consolidation, merger, combination or other transaction in which our common stock is exchanged for or changed into other cash, stock and/or any other property, then the shares of junior participating preferred stock, series A will at the same time be exchanged or changed in an amount per share equal to 1,000 times (subject to adjustment) the aggregate amount of cash, stock and/or any other property received in respect of each share of common stock in such transaction.

Rights Plan

Overview. On June 19, 2012, the Board of Directors (the “Board”) of NIC authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock to stockholders of record at the close of business on June 29, 2012 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of a newly authorized series of Junior Participating Preferred Stock, Series A, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $140.00 per Unit, subject to adjustment (the “Purchase Price”). The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of June 19, 2012, between the Company and Computershare Shareowner Services LLC, as Rights Agent, as amended.

Rights Certificates; Exercise Period. Initially, the Rights will be attached to all shares of common stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by certain stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Until a Distribution Date, (i) the Rights will be evidenced by the certificates for the common stock (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry account system) and will only be transferable with such common stock, (ii) new common stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until a Distribution Date and will expire at 5:00 P.M., New York City time on June 18, 2013, unless such date is extended or the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on a Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of common stock issued prior to a Distribution Date will be issued with Rights.

Flip-in Trigger. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Any person who, together with its affiliates and associates, beneficially owns 15% or more of the outstanding shares of common stock as of the time of the first public announcement of the Rights Agreement (an “Exempt Person”) shall not be deemed an Acquiring Person, but only for so long as such person, together with its affiliates and associates, does not become the beneficial owner of a higher percentage of shares of common stock then outstanding (other than as a result of a reduction of shares of common stock due to repurchases or certain other actions by the Company) as compared to the percentage of shares of common stock outstanding beneficially owned by such Exempt Person as of the initial time of adoption of the Rights Agreement. A person will cease to be an Exempt Person if such person, together with such person’s affiliates and associates, becomes the beneficial owner of less than 15% of the outstanding shares of common stock.

Flip-over Trigger. In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature. At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding common stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments. The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of outstanding shares of Preferred Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise, or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidences of indebtedness or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights. At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Miscellaneous. Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Amendment. Any of the provisions of the Rights Agreement may be amended by the Board prior to a Distribution Date. After a Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable.

Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law

General. Certain provisions of our certificate of incorporation and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. We are also subject to Section 203 of the DGCL. As described above under “—Preferred Stock and Preference Stock,” the ability of the board of directors to issue so-called “flexible” preferred stock may also have an anti-takeover effect. In addition, the fact that our utilization of our NOLs could be adversely affected by a change of control could have an anti-takeover effect.

Classified Board; Board Vacancies. The certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three year terms, excluding the director elected by the UAW as the holder of our series B preference stock. See “—Preferred stock and preference stock.” Although we are in the process of declassifying our board of directors, we will not be completely declassified until our 2014 annual meeting of stockholders, at which time all of our directors would be annually elected. Until such time as we are completely declassified, the overall effect of the provisions in the certificate of incorporation with respect to the staggered board may be to render more difficult a change in control of us or the removal of incumbent directors. Under the DGCL, since we have a classified board, the shareowners may only remove the directors for cause. A majority of the remaining directors elected by the holders of common stock then in office (and not shareowners), though less than a quorum, is empowered to fill any vacancy on the board of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock or preference stock issued by us have a preference over the common stock as to dividends or upon liquidation have the right, voting separately by class or series, to elect directors (such as the holder of the series B preference stock), the number, election, term of office, filling of vacancies, terms of removal and other features of such directorships are governed by the terms relating to such rights.

Special Meetings of Shareowners; Action by Written Consent. The certificate of incorporation provides that no action may be taken by shareowners except at an annual or special meeting of shareowners, and prohibits action by written consent in lieu of a meeting. Our by-laws provide that special meetings of shareowners may be called only by the chairman of the board and chief executive officer or by the board of directors. This provision will make it more difficult for shareowners to take action opposed by the board of directors.

Advance Notice Procedures Our by-laws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on both the date of the required written notice and the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting.

Approval of Supermajority Transactions. As a result of the settlement agreement relating to the 1993 restructuring of our post-retirement health care and life insurance benefits, our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction. A supermajority transaction is defined to include several transactions that would constitute a change of control of our company.

Certain Provisions of Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

DESCRIPTION OF DEPOSITARY SHARES

The following description of the depositary shares and the terms of the deposit agreement is a summary. It summarizes only those aspects of the depositary shares and those portions of the deposit agreement that we believe will be most important to your decision to invest in our depositary shares. You should keep in mind, however, that it is the deposit agreement, and not this summary, which defines your rights as a holder of depositary shares. There may be other provisions in the deposit agreement that are also important to you. You should read the deposit agreement for a full description of the terms of the depositary shares.

The particular terms of the depositary shares offered by any prospectus supplement and the extent to which the general provisions described below may apply to such depositary shares will be outlined in the applicable prospectus supplement.

General

We may choose to offer from time to time fractional interests in our debt securities and shares of our common stock, preferred stock or preference stock. If we do so, we will issue fractional interests in our debt securities, common stock, preferred stock or preference stock, as the case may be, in the form of depositary shares. Each depositary share would represent a fractional interest in a security of a particular series of debt securities, a fraction of a share of common stock, a fraction of a share of a particular series of preferred stock or a fraction of a share of a particular series of preference stock, as the case may be, and would be evidenced by a depositary receipt.

We will deposit the debt securities, and shares of common stock, preferred stock and preference stock represented by depositary shares under a deposit agreement between us and a depositary which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a debt security or share of common stock, preferred stock or preference stock represented by the depositary share, to all the rights and preferences of the debt security, common stock, preferred stock or preference stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights.

Interest, Dividends and Other Distributions

The depositary will distribute all payments of interest, cash dividends or other cash distributions received in respect of the debt securities, common stock, preferred stock or preference stock, as the case may be, in proportion to the numbers of the depositary shares owned by the applicable holders on the relevant record date. The depositary will distribute only an amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to the holders of depositary shares.

Redemption of Depositary Shares

If we redeem a debt security, common stock or a series of preferred stock or preference stock represented by depositary shares, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The depositary will mail notice of redemption not less than 30, and not more than 60, days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s books. The redemption price for each depositary share will be equal to the applicable fraction of the redemption price for each debt security or share of common stock, preferred stock or preference stock, as the case may be, payable in relation to the redeemed series of debt securities, common stock, preferred stock or preference stock. Whenever we redeem debt securities or shares of common stock, preferred stock or preference stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing, as the case may be, fractional interests in the debt securities or shares of common stock, preferred stock or preference stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the cash, securities or other property payable upon the redemption and any cash, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by us or the depositary on account of any taxes.

Exercise of Rights under the Indentures or Voting the Common Stock, Preferred Stock or Preference Stock

Upon receipt of notice of any meeting at which you are entitled to vote, or of any request for instructions or directions from you as holder of fractional interests in debt securities, common stock, preferred stock or preference stock, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to give instructions or directions with respect to the debt securities represented by that holder’s depositary shares or how to vote the amount of the common stock, preferred stock or preference stock represented by that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the debt securities, common stock, preferred stock or preference stock, as the case may be. The depositary will endeavor, to the extent practicable, to give instructions or directions with respect to the debt securities or to vote the amount of the common stock, preferred stock or preference stock, as the case may be, represented by the depositary shares in accordance with those instructions. We will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from giving instructions or directions with respect to your fractional interests in the debt securities or voting shares of the common stock, preferred stock or preference stock, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement

We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares issued under the agreement have been redeemed or (b) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of the depositary shares.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Appointment must occur within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required or otherwise determine to furnish to holders of debt securities, common stock, preferred stock or preference stock, as the case may be.

We and the depositary will not be liable under the deposit agreement to you other than for our gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement.

Our and the depositary’s obligations under the deposit agreement will be limited to performance in good faith of our respective duties under the agreement. We and the depositary will not be obligated to prosecute or defend any legal proceedings relating to any depositary shares, debt securities, common stock, preferred stock or preference stock, as the case may be, unless a satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting debt securities or shares of common stock, preferred stock or preference stock, as the case may be, for deposit, you or other persons believed to be competent and on documents which we and the depositary believe to be genuine.

DESCRIPTION OF WARRANTS

The following description of the warrants and terms of the warrant agreement is a summary. It summarizes only those aspects of the warrants and those portions of the warrant agreement which we believe will be most important to your decision to invest in our warrants. You should keep in mind, however, that it is the warrant agreement and the warrant certificate relating to the warrants, and not this summary, which defines your rights as a warrantholder. There may be other provisions in the warrant agreement and the warrant certificate relating to the warrants which are also important to you. You should read these documents for a full description of the terms of the warrants.

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include, but are not limited to, the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	the terms of any mandatory or optional redemption provisions relating to the warrants;

•	the terms of any right we have to accelerate the exercise of the warrants upon the occurrence of certain events;

•	if the warrants will be sold with any other securities, and the date, if any, on and after which those warrants and any other securities will be transferable;

•	the identity of the warrant agent;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the prospectus supplement relating to the warrants, unless otherwise specified in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue from time to time purchase contracts, including contracts obligating holders to purchase from us and obligating us to sell to the holders, debt securities, shares of common stock, preferred stock or preference stock, or other securities that may be sold under this prospectus at a future date or dates, as the case may be. The consideration payable upon settlement of the purchase contracts, as well as the principal amount of debt securities or number of shares of common stock, preferred stock, preference stock or other securities deliverable upon settlement, may be fixed at the time the purchase contracts are issued or may be determined by a formula set forth in the purchase contracts. The purchase contracts may be issued separately or as part of units consisting of a purchase contract and other securities or obligations issued by us or third parties, including U.S. treasury securities, in each case, securing the holders’ obligations to purchase the relevant securities under the purchase contracts. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts or units or vice versa, and such payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner and, in certain circumstances, we may deliver newly issued prepaid purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original purchase contract.

The prospectus supplement will describe the terms of any purchase contracts or purchase units and, if applicable, prepaid securities. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to the purchase contracts or purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued.

DESCRIPTION OF UNITS

We may issue from time to time units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

DESCRIPTION OF SUBSCRIPTION RIGHTS

This section describes the general terms of the subscription rights to purchase common stock or other securities that we may offer to stockholders using this prospectus. The following description is only a summary and does not purport to be complete. You must look at the applicable forms of subscription agent agreement and subscription certificate for a full understanding of all terms of any series of subscription rights. The forms of the subscription agent agreement and the subscription certificate will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Subscription rights may be issued independently or together with any other security and may or may not be transferable. As part of the rights offering, we may enter into a standby underwriting or other arrangement under which the underwriters or any other person would purchase any securities that are not purchased in such rights offering. If we issue subscription rights, they may be governed by a separate subscription agent agreement that we will sign with a bank or trust company, as rights agent, that will be named in the applicable prospectus supplement. The rights agent will act solely as our agent and will not assume any obligation to any holders of rights certificates or beneficial owners of rights.

In general, a right entitles the holder to purchase for cash a specific number of shares of common stock or other securities at a specified exercise price. The rights are normally issued to stockholders as of a specific record date, may be exercised only for a limited period of time and become void following the expiration of such period. If we determine to issue subscription rights, we will accompany this prospectus with a prospectus supplement that will describe, among other things:

•	the record date for stockholders entitled to receive the rights;

•	the number of shares of common stock or other securities that may be purchased upon exercise of each right;

•	the exercise price of the rights;

•	whether the rights are transferable;

•	the period during which the rights may be exercised and when they will expire;

•	the steps required to exercise the rights;

•	the price, if any, for the subscription rights;

•	the number of subscription rights issued;

•	the terms of the shares of common stock or shares of preferred stock or depositary shares;

•	the extent to which the subscription rights are transferable;

•	if applicable, the material terms of any standby underwriting or other arrangement entered into by us in connection with the offering of subscription rights;

•	the other terms of the subscription rights, including the terms, procedures and limitations relating to the exercise of the subscription rights;

•	whether the rights include “oversubscription rights” so that the holder may purchase more securities if other holders do not purchase their full allotments;

•

whether we intend to sell the shares of common stock or other securities that are not purchased in the rights offering to an underwriter or other purchaser under a contractual “standby” commitment or other arrangement; and

•	any applicable United States federal income tax considerations.

If fewer than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell any series of debt securities, common stock, preferred stock, preference stock, depository shares, warrants, purchase contracts and units being offered directly to one or more purchasers, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The distribution of the securities may be effected from time to time in one or more transactions at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We may offer and sell securities from time to time to certain of our pension plans. The prospectus supplement will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts or concessions allowed or paid to dealers or any securities exchange on which such securities may be listed. Any initial public offering price, discounts or concessions allowed or paid to dealers may be changed from time to time.

Any discounts, concessions or commissions received by underwriters or agents and any profits on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters to purchase the offered securities will be subject to certain conditions precedent, and such underwriters will be obligated to purchase all such securities, if any are purchased. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may also sell securities upon the exercise of rights that may be distributed to security holders.

Under certain circumstances, we may repurchase offered securities and reoffer them to the public as set forth above. We may also arrange for repurchase and resale of such offered securities by dealers.

We may also offer and sell securities, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms referred to as remarketing firms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters under the Securities Act in connection with the securities they remarket.

We may authorize underwriters, dealers or other persons acting as agents for them to solicit offers by certain institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve such institutions. The obligations of any purchaser under any such contract will be subject to the conditions that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments at the initial public offering price, with an additional underwriting commission, as may be set forth in the accompanying prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

The securities may be a new issue of securities that have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

We may indemnify agents, underwriters, dealers and remarketing firms against certain liabilities, including liabilities under the Securities Act, or our agents, underwriters, dealers and remarketing firms may be entitled to contribution with respect to payments that such parties may be required to make in respect thereof. Our agents, underwriters, dealers and remarketing firms, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois will issue an opinion about certain legal matters with respect to the securities.

EXPERTS

The consolidated financial statements of Navistar International Corporation and subsidiaries as of October 31, 2011 and 2010, and for each of the years in the three-year period ended October 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of October 31, 2011 noted that the Company acquired NC2 Global, LLC during 2011, and management excluded from its assessment of internal controls over financial reporting as of October 31, 2011, NC2 Global, LLC's internal control over financial reporting, which was associated with approximately 1% of total assets and less than 1% of total revenues included in the consolidated financial statements of the Company as of and for the year ended October 31, 2011. The audit report on the effectiveness of internal control over financial reporting of the Company as of October 31, 2011 also excluded an evaluation of the internal control over financial reporting of NC2 Global, LLC.

10,666,666 shares

Navistar International Corporation

Common Stock

J.P. Morgan	Goldman, Sachs & Co

BofA Merrill Lynch	Credit Suisse

October 24, 2012